Filed pursuant to Rule 424(b)(3)

Registration No. 333-107034

PROSPECTUS

20,000,000 Shares

COMMON STOCK

The selling stockholders identified in this prospectus are offering 20,000,000 shares in an underwritten offering. Digitas will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the Nasdaq National Market under the symbol “DTAS.” The last reported sale price of our common stock on the Nasdaq National Market on August 4, 2003 was $5.38 per share.

Investing in our shares involves risks. See “Risk Factors” beginning on page 4.

PRICE  $5.25 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholders
Per Share	$5.25	$0.23625	$5.01375
Total	$105,000,000	$4,725,000	$100,275,000

Certain selling stockholders have granted the underwriters the right to purchase up to an additional 1,357,142 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on August 8, 2003.

MORGAN STANLEY	FRIEDMAN BILLINGS RAMSEY

August 4, 2003

You should rely only on the information incorporated by reference or contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus “Digitas,” “we,” “our” and “us” refer to Digitas Inc.

PROSPECTUS SUMMARY

Digitas Inc.

This summary highlights the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 4.

Our Business

Digitas Inc. is a relationship marketing services provider offering strategy consulting, marketing agency and marketing technology infrastructure services. We help our clients attract, retain and grow profitable customer relationships. Digitas serves several industry-leading clients including Allstate, American Express, AT&T, Delta Air Lines and General Motors. Headquartered in Boston, Digitas employs approximately 1,110 people and has offices in New York, San Francisco, Chicago and London.

Digitas provides strategy, marketing and technology services that enable its clients to maximize the value of their customer base. We believe in the power of personalized and contextual marketing to create long-term and valuable customer relationships. As a result, Digitas focuses on building multi-channel programs for its clients that drive market share gains through quantitative and qualitative improvements in their customer relationships. Our services drive measurable results for clients. Our skill in performance measurement and use of that information allows us to continue to evolve and improve our programs.

We take an aggressive approach in reviewing our clients’ entire business to solve their challenges. We consider our clients’ competitive positioning, their existing assets and brand strength, as well as their culture and organization before recommending solutions. We partner with our clients to create long-term, stable relationships. We endeavor to understand our clients’ businesses intimately and anticipate challenges before they arise.

Our approach is highly disciplined, results-oriented and revolves around three major offerings. These offerings focus specifically on supporting our clients’ efforts to manage their customers more effectively. They include designing customer relationship strategies to optimize marketing investment, providing agency services for designing and executing communications programs focused on acquiring, retaining, and growing customer relationships, and building new technology infrastructure to improve the productivity of our marketing programs.

Recent Developments

On July 23, 2003, we reported our results for the three and six months ended June 30, 2003. For the three months ended June 30, 2003, our fee revenue increased $1.4 million to $51.6 million, compared with $50.2 million for the same period in 2002. Total revenue, including reimbursable pass-through expenses, was $72.6 million for the second quarter of 2003, a decrease of $1.7 million compared to $74.3 million for the second quarter of 2002. We reported net income of $2.9 million, or $0.05 per share, for the second quarter of 2003, as compared to net income of $1.8 million, or $0.03 per share, in the prior-year period. Our cash balance at June 30, 2003 was $52.3 million, as compared to $68.8 million at December 31, 2002.

For the six months ended June 30, 2003, our fee revenue increased $4.0 million to $103.8 million, compared with $99.8 million for the six months ended June 30, 2002. Total revenue, including reimbursable pass-through expenses, was $151.7 million for the six months ended June 30, 2003, an $8.5 million increase compared to $143.2 million for the same period of 2002. We reported net income of $5.5 million, or $0.08 per share, for the six months ended June 30, 2003, as compared to net income of $2.5 million, or $0.04 per share, in the prior-year period.

We also reported adjusted cash earnings of $5.0 million, or $0.08 per share, for the second quarter of 2003, as compared to adjusted cash earnings of $4.1 million, or $0.06 per share, for the second quarter of 2002. For the six months ended June 30, 2003, adjusted cash earnings were $9.7 million, or $0.14 per share, as compared to adjusted cash earnings of $7.1 million, or $0.10 per share, for the prior-year period. Our adjusted cash earnings calculation excludes from our earnings calculated in accordance with generally accepted accounting principles in the United States, referred to as GAAP, amortization of intangible assets, stock-based compensation, restructuring expenses, and extraordinary items, if any, and employs our actual tax provision. We believe our adjusted cash earnings calculations are meaningful as they exclude any noncash charges which we believe are not necessarily indicative of the performance of our underlying business. Management believes the presentation of earnings excluding these charges provides useful information to investors as measures of operating performance basic to our ongoing operations and comparable from period to period. The following table reconciles adjusted cash earnings to GAAP earnings:

	Three Months Ended June 30,				Six Months Ended June 30,
	2003		2002		2003		2002
(in thousands, except per share data) (unaudited)	$	$ per share	$	$ per share	$	$ per share	$	$ per share
GAAP earnings	$2,913	$0.05	$1,836	$0.03	$5,545	$0.08	$2,547	$0.04
Amortization of intangible assets	177	—	177	—	353	—	353	—
Stock-based compensation	1,930	0.03	2,084	0.03	3,755	0.06	4,161	0.06

Total of adjustments	2,107	0.03	2,261	0.03	4,108	0.06	4,514	0.06

Adjusted cash earnings	$5,020	$0.08	$4,097	$0.06	$9,653	$0.14	$7,061	$0.10

SELECTED CONSOLIDATED FINANCIAL DATA

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
	(in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenue:
Fee revenue	$52,260	$49,558	$203,931	$235,514	$288,154
Pass-through revenue	26,898	19,431	117,093	99,781	126,590

Total revenue	79,158	68,989	321,024	335,295	414,744

Operating expenses:
Professional services costs	30,588	29,410	120,430	157,694	158,607
Pass-through expenses	26,898	19,431	117,093	99,781	126,590
Selling, general and administrative expenses	16,948	17,263	67,748	95,545	99,366
Stock-based compensation	1,825	2,077	8,447	10,147	14,796
Amortization of intangible assets	176	176	706	25,238	36,687
Restructuring expenses	—	—	47,114	41,888	—

Total operating expenses	76,435	68,357	361,538	430,293	436,046

Income (loss) from operations	2,723	632	(40,514)	(94,998)	(21,302)

Other income net	98	79	414	1,058	1,345
Benefit from (provision for) income taxes	(189)	—	(200)	(148)	(1,616)

Net income (loss) from continuing operations	2,632	711	(40,300)	(94,088)	(21,573)
Extraordinary loss	—	—	—	—	(1,653)

Net income (loss)	$2,632	$711	$(40,300)	$(94,088)	$(23,226)

Net income (loss) per share—basic and diluted
Net income (loss) from continuing operations	$0.04	$0.01	$(0.65)	$(1.58)	$(0.38)
Extraordinary loss	—	—	—	—	(0.03)

Net income (loss)	$0.04	$0.01	$(0.65)	$(1.58)	$(0.41)

Weighted average shares outstanding
Basic	63,166	61,411	62,354	59,514	56,230
Diluted	69,157	70,456	62,354	59,514	56,230

As of March 31, 2003
(unaudited)
BALANCE SHEET DATA:
Cash and cash equivalents	$48,330
Total assets	228,851
Total long-term debt and capital lease obligations, less current portion	495
Total liabilities	108,469
Shareholders’ equity	120,382

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the information included or incorporated by reference in this prospectus before you decide to purchase our common stock. This section includes or refers to certain forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements discussed on page 10.

RISKS RELATED TO OUR BUSINESS

The loss of even one significant client or any significant reduction in the use of our services could have a material adverse effect on our business, financial condition and results of operations

We derive a significant portion of our revenues from large-scale engagements with a limited number of clients. Most of these relationships, including those with our three largest clients, are terminable by the client without penalty on 30 to 90 days prior written notice. For 2002, our three largest clients, General Motors, American Express and AT&T, collectively accounted for approximately 53% of our fee revenue, and our largest client, General Motors, accounted for approximately 23% of our fee revenue. For the three months ended March 31, 2003, our three largest clients accounted for approximately 57% of our fee revenue and our largest client accounted for approximately 23% of our fee revenue. The loss of any major client or any significant reduction in the use of our services by a major client could significantly reduce our revenue and have a negative impact on our operating results, financial condition and reputation in our market. Our top ten clients accounted for approximately 78% of our fee revenue for 2002 and for the three months ended March 31, 2003.

Our failure to meet our clients’ expectations could result in lost revenue or negative publicity and could subject us to liability for the services we provide

As clients have dedicated more money and resources to our engagements with them, their expectations have also increased. As our client engagements become larger and more complex and are required to be completed in a shorter time frame, we face increased management challenges and greater risk of mistakes. Any failure on our part to deliver our services in accordance with our clients’ expectations could result in:

•	additional expenditures to correct the problem;

•	delayed or lost revenues;

•	adverse client reactions and negative publicity; and

•	claims against us.

Although our client agreements often limit our liability to damages arising from our rendering of services, we cannot assure you that these provisions will be enforceable in all instances or would otherwise protect us from liability. While we carry general liability insurance coverage, our insurance may not cover all potential claims to which we are exposed or may not be adequate to indemnify us for all liability that may be imposed.

Acts of war or terrorism or related effects could adversely affect our business, operating results and financial condition

An act of war or terrorism could adversely affect our business, operating results and financial condition. The related effects of an act of war or terrorism, such as disruptions in air transportation, enhanced security measures and political instability in certain foreign countries may interrupt our business and that of our clients. An act of war or terrorism may result in a significant reduction in client spending or contribute to the economic downturn and adversely affect our business, operating results and financial condition.

A continuation of the economic recession or another economic downturn in the United States or abroad may result in a reduction in our revenues and adversely affect our operating results and financial condition

Our ability to succeed depends on the continued investment of our current and future clients in the services we offer. Our business has been adversely impacted during the last two years by a decline in demand for our services, primarily related to the economic environment during that time period. A continuation of the economic recession or further deterioration of the economy in the United States and abroad may cause some of our current and future clients to continue to reduce or eliminate their budgets for our services. Furthermore, the reduction in client budgets may intensify competition and further increase pressure for us to reduce the fees we charge our clients. A lasting economic recession or downturn in the United States or abroad may continue to have a material adverse effect on our business, financial condition and results of operations.

Actual and perceived conflicts of interest may restrict us in obtaining new clients

Actual and perceived conflicts of interest are inherent in our industry. We sometimes decline to accept potential clients because of actual or perceived conflicts of interest with our existing clients or because a client requires that we not work with one or more of its competitors. In addition, potential clients may choose not to retain us for reasons of actual or perceived conflicts of interest. Many of our clients compete in industries where only a limited number of companies gain meaningful market share. As a result, if we decide not to perform services for a particular client’s competitors, or if potential clients choose not to retain us because of actual or perceived conflicts and our client fails to capture a significant portion of its market, we may receive reduced or no future revenue in that particular industry.

Fluctuations in our quarterly revenues and operating results may lead to reduced prices for our stock

Our quarterly revenues and operating results are volatile. We believe that period-to-period comparisons of our operating results are not necessarily meaningful. These comparisons cannot be relied upon as indicators of future performance. However, if our operating results in any future period fall below the expectations of securities analysts and investors, the market price of our securities would likely decline.

Factors that may cause our quarterly results to fluctuate in the future include the following:

•	variability in market demand for our services;

•	length of the sales cycle associated with our service offerings;

•	unanticipated variations in the size, budget, number or progress toward completion of our engagements;

•	unanticipated termination of a major engagement, a client’s decision not to proceed with an engagement we anticipated or the completion or delay during a quarter of several major client engagements;

•	our ability to manage our operating costs, a large portion of which are fixed in advance of any particular quarter;

•	changes in pricing policies by us or our competitors;

•	unanticipated client insolvency, bankruptcy or default on an amount due;

•	our ability to manage future growth;

•	timing and amount of client bonus payments; and

•	costs of attracting and training skilled personnel.

Some of these factors are within our control while others are outside of our control.

Failure to manage our growth may impact our operating results

If we succeed in expanding our business, that expansion may place increased demands on our management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services we provide to our existing clients. In addition, our personnel, systems, procedures and controls may be inadequate to support our future operations. Consequently, in order to manage growth effectively, we may be required to increase expenditures to expand, train and manage our employee base, improve our management, financial and information systems and controls, or make other capital expenditures. Our results of operations and financial condition could be harmed if we encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by our growth.

If we are not successful in expanding our ability to service our clients on a worldwide basis, we may jeopardize our relationships with existing clients and limit our ability to attract new clients

Failure to meet client demands that their relationship marketing service providers be able to handle assignments on a worldwide basis may jeopardize our existing client relationships and limit our ability to attract new clients. Currently, we serve European markets from our office in London and can serve markets in other regions from offices in the United States. To succeed, we may also need to deepen and broaden our expertise in dealing with worldwide assignments by expanding our presence outside of the United States or by hiring more senior executives with multi-national technology, marketing and customer relationship management expertise; and there is no assurance that we can attract those people or establish offices outside of the United States that will be profitable.

We have limited experience in marketing, selling and supporting our services outside of North America and the United Kingdom, and development of those skills may be more difficult or take longer than we anticipate. Operations outside the United States may be unprofitable or less profitable than operations in the United States, especially due to language barriers, cultural differences, economic and political conditions in countries outside the United States, currency exchange risks, differences in terms of payment and collectibility of receivables, reduced protection for intellectual property rights in some countries, the burden and expense of complying with foreign laws and regulations and the fact that the infrastructure in foreign countries may be less advanced than in the United States.

We must maintain our reputation and expand our name recognition to remain competitive

We believe that establishing and maintaining name recognition and a good reputation is critical to attracting and expanding our targeted client base as well as attracting and retaining qualified employees. If our reputation is damaged or if we are unable to establish name recognition, we may become less competitive or lose our market share. In addition, our name could be associated with any business difficulties of our clients. As a result, the difficulties or failure of one of our clients could damage our reputation and name and make it difficult for us to compete for new business.

Our business will be negatively affected if we do not keep up with rapid technological changes, evolving industry standards and changing client requirements

Our industry is characterized by rapidly changing technology, evolving industry standards and changing client needs. Accordingly, our future success will depend, in part, on our ability to meet these challenges in a timely and cost-effective manner. Among the most important challenges facing us is the need to:

•	effectively use leading technologies;

•	continue to develop our strategic and technical expertise;

•	influence and respond to emerging industry standards and technological changes;

•	enhance our current service offerings; and

•	develop new services that meet changing customer needs.

Our industry is highly competitive and has low barriers to entry; if we cannot effectively compete, our revenue may decline

Our industry is relatively new and intensely competitive. We expect competition to intensify even further as our industry evolves. Our competitors include companies that offer strategic consulting, web design, advertising and direct marketing, information technology and e-commerce services as well as in-house development efforts of many companies. Some of our current competitors have more clients, greater brand or name recognition and greater financial, technical, marketing and public relations resources than we do. Furthermore, there are relatively low barriers to entry into our industry. As a result, new and unknown market entrants pose a threat to our business.

Current or future competitors may also develop or offer services that are comparable or superior to ours at a lower price, which could affect our ability to retain existing clients and attract new clients. In addition, current and potential competitors have established or may establish corporate relationships among themselves or other third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We cannot assure you that we will be able to continue to compete successfully with our existing competitors or any new competitors.

Potential future acquisitions could be difficult to integrate, disrupt our business, adversely affect our operating results and dilute shareholder value

We may acquire other businesses in the future, which may complicate our management tasks. We may need to integrate widely dispersed operations with distinct corporate cultures. Our failure to do so successfully could result in our inability to retain the management, key personnel, employees and clients of the acquired business. Business integration efforts, even if successful, also may distract our management from servicing existing clients and other responsibilities. Our failure to manage future acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our shareholders could be diluted if we finance the acquisitions by issuing equity securities.

We may need to raise additional capital, which may not be available to us, and which may dilute the ownership interests of current investors

We may need to raise additional funds to meet our working capital and capital expenditure needs and to otherwise support our business and implement our strategy. We cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

•	create additional market-specific business units;

•	enhance our infrastructure;

•	hire, train and retain employees;

•	keep up with technological advances; or

•	respond to competitive pressures or unanticipated requirements.

Our failure to do any of these things could restrict our growth, hinder our ability to compete and seriously harm our financial condition. Additionally, if we are able to raise additional funds through equity financings, the ownership interest of our stockholders will be diluted.

We have a history of reported net losses and there can be no assurance that we will report net income

We have experienced substantial net losses for the four years ended December 31, 2002. These losses have been attributable to charges for restructuring, stock-based compensation and the amortization of intangible assets.

We expect to continue to report charges for stock-based compensation in the future consistent with current accounting standards. Our revenue during this period may not compensate for these charges and we may not achieve profitability during this time period.

Changes in government regulation of various direct marketing channels, the Internet and other emerging technologies could adversely affect our business

To date, laws and government regulations have not materially restricted the use of the various direct marketing channels, the Internet and other emerging technologies by our clients in their markets. However, the legal and regulatory environment that pertains to those marketing practices and technologies may change. New state, federal and foreign laws and regulations, or new interpretations of existing laws and regulations, especially those relating to privacy, could impact us directly or indirectly by preventing or restricting our clients from soliciting customers through various direct marketing methods and delivering products or services over technology-based distribution channels. Any new laws or regulations could limit the use of various direct marketing channels, such as the telephone, and inhibit the use of the Internet and emerging technologies as commercial mediums. For example, the federal government and several states have recently enacted “do not call” legislation, which limits direct marketing by telephone. These new laws and regulations in turn would potentially raise the risk of liability in performing direct marketing services or providing Internet or technology solutions and increase the expense associated with ensuring legal and regulatory compliance. We believe these new laws and regulations could decrease the demand for our services and have a material adverse effect on our business, financial condition and results of operation.

RISKS RELATED TO THE SECURITIES MARKETS

Our stock price has been and is likely to continue to be volatile and may result in substantial losses for investors

The market price of our common stock has been and is likely to continue to be highly volatile. Since we completed our initial public offering in March 2000, the market price for our common stock has been as high as $40.00 per share and as low as $0.88 per share. Additionally, the stock market in general has been highly volatile during 2000, 2001, 2002 and 2003. This volatility in our stock price often has been unrelated to our operating performance.

In addition, the trading price of our common stock could be subject to wide fluctuations in response to:

•	our perceived prospects;

•	variations in our operating results and our achievement of key business targets;

•	changes in securities analysts’ recommendations or earnings estimates;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts or service offerings by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

•	general economic or stock market conditions unrelated to our operating performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs to us including a diversion of management attention and resources.

Concentration of ownership may limit your ability to influence corporate matters

As of June 30, 2003, our executive officers, directors and 10% shareholders collectively owned approximately 57% of the outstanding shares of our common stock. These shareholders have the power to control the election of our directors, and the approval of any other action requiring the approval of our shareholders, including any amendments to our certificate of incorporation and mergers or sales of all or substantially all of our assets. In addition, without the consent of these shareholders, we cannot enter into transactions that could be beneficial to us or our other shareholders. Also, third parties could be discouraged from making a tender offer or bid to acquire Digitas at a price per share that is above the then-current market price as a result of this concentration of ownership. Following this offering the percentage of shares owned by such holders would be reduced to approximately 22%.

RISKS RELATED TO LEGAL UNCERTAINTY

We may not be able to protect our intellectual property and proprietary rights

We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights and the proprietary rights that our clients derive from our services do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us and our clients or claim that we have violated their intellectual property rights. Those claims, even if not true, could result in significant legal and other costs and may be a distraction to management. If any party asserts a claim against us or a client relating to proprietary technology or information, we may need to obtain licenses to the disputed intellectual property. We cannot assure you, however, that we will be able to obtain any licenses at all. In addition, we have contractual obligations to pay for the defense and indemnification of some of our clients if an infringement claim is asserted against them based on our services. Those costs could be substantial for us. Also, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States so, as our business expands into foreign countries, risks associated with protecting our intellectual property will increase.

We may become subject to claims regarding foreign laws and regulations that could subject us to increased expenses and risk of liability

Because we plan to expand our international service offerings and because many of our current clients require us to perform services internationally, we may be subject to the laws of foreign jurisdictions. As a result, we must understand and maintain current knowledge of different legal and regulatory structures which are continually changing. This requires significant resources and increases the risk of a legal claim against us or our clients. International litigation is often expensive and time-consuming and could distract our management’s attention away from the operations of our business.

In the event financial information included or incorporated in this prospectus that was audited by Arthur Andersen LLP is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP

Our consolidated balance sheet as of December 31, 2001 and the related statements of operations, shareholders’ equity and cash flows for the fiscal years ending December 31, 2001 and 2000 were audited by Arthur Andersen LLP. Arthur Andersen has ceased operations in the U.S. As a result, you may be limited in your ability to recover damages from Arthur Andersen under the Securities Act of 1933, as amended, which we refer to as the Securities Act, if it is later determined that there are false statements contained in any portion of this prospectus that have been prepared in reliance on financial data audited by Arthur Andersen.

Provisions of Delaware law and of our charter and by-laws may make a takeover more difficult

Provisions in our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change-in-control or takeover attempt that is opposed by our management and Board of Directors. Public shareholders who might desire to participate in such a transaction may not have an opportunity to do so. In our certificate of incorporation we also have a staggered Board of Directors, which makes it difficult for shareholders to change the composition of the Board of Directors in any one year. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change-in-control or to change our management and Board of Directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference in this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” and “continue” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other “forward looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described under the heading “Risk Factors” beginning on page 4. Readers should not place undue reliance on our forward-looking statements, and we assume no obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus, but we are bearing the fees and expenses associated with the offering of the shares of common stock.

BUSINESS

Overview

Digitas Inc. is a relationship marketing services provider offering strategy consulting, marketing agency and marketing technology infrastructure services. We help our clients attract, retain and grow profitable customer relationships. Digitas serves several industry-leading clients including Allstate, American Express, AT&T, Delta Air Lines and General Motors. Headquartered in Boston, Digitas employs approximately 1,110 people and has offices in New York, San Francisco, Chicago and London.

The Digitas Approach

Digitas provides strategy, marketing and technology services that enable its clients to maximize the value of their customer base. We believe in the power of personalized and contextual marketing to create long-term and valuable customer relationships. As a result, Digitas focuses on building multi-channel programs for its clients that drive market share gains through quantitative and qualitative improvements in their customer relationships. Our services drive measurable results for clients. Our skill in performance measurement and use of that information allows us to continue to evolve and improve our programs.

We take an aggressive approach in reviewing our clients’ entire business to solve their challenges. We consider our clients’ competitive positioning, their existing assets and brand strength, as well as their culture and organization before recommending solutions. We partner with our clients to create long-term, stable relationships. We endeavor to understand our clients’ businesses intimately and anticipate challenges before they arise.

Our approach is highly disciplined, results-oriented and revolves around three major offerings. These offerings focus specifically on supporting our clients’ efforts to manage their customers more effectively. They include designing customer relationship strategies to optimize marketing investment, providing agency services for designing and executing communications programs focused on acquiring, retaining, and growing customer relationships, and building new technology infrastructure to improve the productivity of our marketing programs.

Customer Relationship Strategy.    We analyze a client’s customer base to find unrealized value and then design targeted customer experiences across multiple marketing channels to recognize that value. The customer relationship management roadmaps we develop show how to spend wisely, scaling both program and infrastructure investments to build momentum while generating immediate return. In-market customer responses determine the recommendations we make for the best possible marketing investment and channel communication mix. Ongoing testing measures the effectiveness of our programs and assists us in making them better. It is the combination of top-down analysis of the economic opportunities and bottom-up customer and data insights that makes it possible for us to propose initiatives that immediately improve in-market performance while also supporting long-term strategies for increasing customer profitability.

Marketing Agency Services.    We build integrated marketing campaigns and communication programs focused on acquiring, retaining, and growing customer relationships. We focus on creating a consistent customer experience regardless of the communication channel. By combining customer data sets in new ways, we get a better understanding of customer needs, attitudes and behaviors. This, along with primary research, helps us determine which marketing channels customers use to fulfill their needs, and what decisions they make as they buy. With these insights, we design marketing programs that are delivered to the right customers at the right time in the right place.

Marketing Infrastructure Services.    Recent technology advances have revolutionized the way companies and their customers interact. Not only are there many new channels by which communication is possible, but also customers expect companies to track and understand their behavior across these multiple channels. We help our clients by determining which technology solutions will have the greatest impact on their marketing programs. We build the technology platforms to enable multi-channel communication and data tracking. We build e-commerce platforms to bring retailers online. We build applications to enable communication over wireless devices. We build call center platforms to enable one-to-one voice communication. In addition, we assist our clients in building the databases required to store and track customer activity over multiple channels.

Our Growth Strategy

We intend to be the leading provider of customer relationship strategy, marketing agency and marketing infrastructure services to industry-leading companies. Our strategies for achieving this objective are as follows:

Expand relationships with our existing clients.    Our current client list includes industry leaders with whom we have developed multi-year, large-scale relationships. In 2002, approximately 93% of our revenue came from clients with whom we have previously worked. We believe there are significant opportunities for additional growth with our existing clients.

Select additional industry leading clients to build new long-term client relationships.    We will seek relationships with additional industry leading companies which we believe will continue to be successful in the future. These companies could include additional Fortune 500 companies or emerging companies which are poised to be leaders in their industries. In developing new client relationships, we will continue to be highly selective and will seek industry leading clients who are committed to long-term and close working relationships with us. We believe that our focus on industry leading companies provides us with the best opportunities to leverage the depth of our expertise, attract outstanding professionals, enhance our reputation and have an impact on the industries in which our clients’ operate.

Maintain focus on large-scale, long-term relationships.    We will maintain our focus on large-scale, long-term client relationships. This strategy allows us to build in-depth, client specific knowledge, create more fully integrated solutions and develop closer relationships with our clients. We are also extremely focused on quality, and working on a small number of long-term, large-scale engagements allows us to devote the time and resources necessary to develop innovative solutions which fully satisfy the needs or our clients.

Maintain and grow a creative corporate culture.    We have created a corporate culture that attracts intelligent, motivated individuals and fosters creativity and innovation. To retain this culture and uphold our high standards of quality as we grow our business, we must continue to attract and retain qualified individuals with superior creative, technological, management and operational skills. By hiring talented individuals and providing them with relevant training and support, we believe we have created a scalable hiring strategy without compromising our high standards.

Expand and enhance our capabilities.    We believe there is a significant opportunity to further extend our client relationships by providing new services and capabilities to our new and existing clients. We intend to expand our capabilities in a number of areas including analytical capabilities, measurement tools, channel optimization and operational execution.

Broaden our global reach.    We seek to further broaden our global presence by continuing to expand our relationships with existing clients beyond the United States and by adding new long-term relationships with multinational clients based outside the United States.

Clients, Marketing and Sales

Digitas does not have a separate sales and marketing force. Digitas relationship managers are primarily responsible for marketing and sales efforts. Members of our senior management team are directly involved in client engagements and marketing efforts. Additionally, Digitas relies on its strong reputation, quality client base and proven results to retain existing clients and develop new client relationships.

Digitas develops long-term strategic relationships with primarily blue-chip companies whose primary assets include leadership brands and customer bases. Digitas seeks to work with companies operating in industries in which the economics of customer loyalty are most compelling, thereby providing us with the opportunity to greatly impact market share and the return on their customer base investments. These industries include financial services, media and entertainment, healthcare and pharmaceuticals, business products and services, consumer services, technology and telecommunications and consumer products.

Competition

We compete with companies that offer strategic consulting, web design, advertising and direct marketing, information technology and e-commerce services as well as the in-house development efforts of many companies. Our current competitors include the following:

•	strategic consulting firms such as Bain & Company, Boston Consulting Group, Braun Consulting and McKinsey & Company;

•	advertising and direct marketing agencies such as Ogilvy One, Modem Media, and Wunderman;

•	customer relationship management units of systems integrators such as Accenture, Cap Gemini, PricewaterhouseCoopers, Sapient, and IBM Global Services;

•	internal information technology departments of current and potential clients; and

•	e-commerce and technology service providers.

Because relatively low barriers to entry characterize our industry, we also expect other companies to enter our market.

We believe that the principal competitive factors in our industry are:

•	quality of services;

•	technical and strategic expertise;

•	ability to provide end-to-end solutions;

•	speed of development and implementation of integrated solutions;

•	value of the services provided compared to the price of such services;

•	reputation and experience of professionals delivering the service;

•	project management capabilities;

•	brand recognition and size of the firm;

•	effectiveness of sales and marketing efforts; and

•	financial stability.

We believe that we presently compete favorably with respect to most of these factors. In particular, we believe that we offer an integrated set of skills and expertise that many existing service providers are not well suited to provide.

People and Culture

Our culture reflects the core values of our people. Our people are our single greatest asset and the key to reaching our company-wide goal to be the undisputed industry leader. Our employees are often characterized as being “one with the client,” “experts inspiring experts” and “the best getting better.” In furtherance of this mission, our employees collaborate to apply their creativity in the conception, design, and implementation of innovative client solutions. Our formal training program emphasizes improvement of individual skills as well as optimization of team performance. Our knowledge management infrastructure and processes are designed to ensure that best practices and thinking are shared and leveraged globally to the extent possible. We have a competency-based performance management process that encourages frequent, actionable feedback and ensures that all employees have specific, measurable goals and are supported in developing skills and knowledge. The end result is a dynamic and rewarding work environment for our people.

To preserve this culture and uphold the high standard of quality work that we have set, we must continue to attract and retain qualified individuals with superior strategic, creative, technological and management skills to meet the ongoing demands for our services. To this end, we have a dedicated recruiting team that utilizes various methods to attract the most talented and promising professionals, including an internal referral bonus program.

We provide our employees with a competitive base salary, performance driven incentive programs, stock options and comprehensive benefits packages. Employees are rewarded for team performance, as well as individual contribution to client success, people development, intellectual capital, and corporate citizenship. For many of our employees, however, a significant attraction is being part of a winning team that applies industry leading expertise to help transform businesses to be the best in their industries.

Employees

As of December 31, 2002, we had approximately 1,110 employees, approximately 1,070 of whom were located in the United States. As of December 31, 2002, we had approximately 905 billable employees and 205 corporate and administrative, non-billable employees. Our employees are not represented by any union and, except for senior management and certain other employees, are retained on an at-will basis.

Intellectual Property Rights

We seek to protect our intellectual property through a combination of license agreements and trademark, service mark, copyright and trade secret laws. We enter into confidentiality agreements with our employees, vendors and clients and use our best efforts to limit access to and distribution of proprietary information licensed from third parties. We pursue the protection of our trademarks in the United States and internationally. Our efforts to protect our intellectual property rights could be inadequate to deter misappropriation of proprietary information. For example, we may not detect unauthorized use of our intellectual property.

U.S. and Foreign Government Regulation

Regulation of various aspects of direct marketing channels, such as the telephone, and the Internet and emerging technologies, including on-line content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction, has increased. In addition, federal, state, local and foreign governmental organizations also are considering, and may consider in the future, other legislative and regulatory proposals that would regulate direct marketing methods, the Internet and emerging technologies. Areas of potential regulation include privacy, libel, pricing, quality of products and services and intellectual property ownership.

The European Union and European Commission have adopted directives to address the regulation of privacy, e-commerce, security, commercial piracy, consumer protection, taxation of transactions completed over the Internet and the spread of illegal and socially harmful materials over the Internet.

It is not known how courts will interpret both existing and new laws and regulations. Therefore, we are uncertain as to how new laws or the application of existing laws will affect our business. In addition, our business may be indirectly affected by our clients who may be subject to such legislation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the financial statements and related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See “Risk Factors” beginning on page 4 for a description of some of the risks and uncertainties that could cause such a material difference.

Overview

In 1980, Bronner Slosberg Humphrey Co., or BSH, was formed to provide direct marketing and promotion services. In 1995, Strategic Interactive Group, or SIG, an Internet professional services firm, was formed to provide end-to-end Internet business solutions to corporate clients. Between 1995 and 1998, SIG and BSH operated as two separate entities under common control. Effective January 1, 1999, the two entities were merged into a single entity under the BSH name following a recapitalization by a private equity investor and several existing shareholders. BSH served as the ultimate parent of Digitas LLC, a Delaware limited liability company that holds all business operations. The purpose of the recapitalization was to combine the entities, realign the ownership of the combined entities with those senior employees who would most actively lead our future growth, establish an equity-based incentive program to motivate current and future employees and enhance our ability to make strategic investments in our people and services. On December 22, 1999, Digitas Inc., a Delaware corporation, was formed to ultimately hold the interests of BSH including Digitas LLC. Effective December 31, 2001, BSH was merged into a newly formed Massachusetts corporation Bronner Slosberg Humphrey Inc. The terms “Company” and “Digitas” refer to Digitas LLC prior to December 22, 1999 and to Digitas Inc. thereafter.

Business Operations

Digitas is a relationship marketing services provider offering strategy consulting, marketing agency and marketing technology infrastructure services. We help our clients attract, retain and grow profitable customer relationships.

Our revenue is generated from providing professional services to our clients. We expect that our revenue will continue to be driven primarily by the number and scope of our client engagements. We focus on large-scale, long-term, strategic relationships with a select group of blue-chip clients. We attempt to limit our concentration of credit risk by securing clients with significant assets or liquidity. While we often enter into written agreements with our clients, such contracts are typically terminable upon 30 to 90 days notice. Of our total 2002 fee revenue, General Motors accounted for approximately 23%, American Express accounted for approximately 18%, and AT&T accounted for approximately 12%. We believe a loss of any one of these significant clients or any significant reduction in the use of our services by a major client could have a material adverse effect on our business, financial condition and results of operations. Our top ten clients accounted for approximately 78% of our 2002 fee revenue.

Historically, we have offered our services to clients primarily on a time and materials basis. As our client relationships have grown, we have increasingly entered into broad contracts under which we deliver our services based on mutually agreed upon scopes of work. These contracts generally include estimates on total fees that clients will be charged for the year. Additionally, some of our contracts include a discretionary bonus provision whereby we earn additional compensation based on our performance as evaluated by our clients. We are typically informed of bonus revenue in the first and second quarter of the fiscal year. Most of our contracts allow us to invoice our clients on a pro-rata basis for our services.

Professional services costs consist of professional salaries, payroll taxes and benefits for our professional staff plus other non-reimbursable costs directly attributable to servicing our clients. In addition to the compensation of employees engaged in the delivery of professional services, professional salaries include compensation for selling and management by our senior account managers and certain executives.

Selling, general and administrative expenses consist primarily of administrative and executive compensation, professional fees, non-client related travel expenses, rent and office expenses.

Stock-based compensation consists primarily of non-cash compensation arising from stock options granted to employees at exercise prices below the estimated fair value of the underlying common stock. We have not granted or repurchased any options nor issued common stock at a price below the estimated fair value subsequent to the initial public offering in March 2000.

In connection with the recapitalization in January 1999, we recorded $198.9 million of goodwill and other intangible assets. This amount, which represented the excess of purchase price over net assets acquired, consisted of goodwill, favorable lease and assembled workforce. Assembled workforce was fully amortized as of December 31, 2000; accordingly, the cost and related accumulated amortization were written off. The favorable lease is being amortized over six years. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS No. 142 were applied to all goodwill and other intangible assets recognized in the financial statements at that date.

Restructuring expenses represent charges taken to better align our cost structure with changing market conditions and decreased demand for our services and to better approximate remaining real estate obligations related to our prior restructuring estimates. Restructuring expenses include severance related to workforce reductions and related expenses and the consolidation of facilities. Costs for the consolidation of facilities are comprised of future obligations under the terms of the leases for identified excess space and asset impairment charges for fixed assets related to these spaces, less anticipated income from subleasing activities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We review and update these estimates, including those related to revenue recognition, the allowance for doubtful accounts, goodwill, stock-based compensation and restructuring, on an ongoing basis. We base our estimates on historical experience, and on various other assumptions that are believed to be reasonable under the circumstances. Among other things, these estimates form the basis for judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue pursuant to time and materials contracts is recognized as services are provided. Revenue from fixed-price contracts is recognized using the percentage of completion method based on the ratio of costs incurred to the total estimated project costs. Project costs are based on the direct salary and associated fringe benefits of the consultants on the engagement plus all direct expenses incurred to complete the engagement that are not reimbursed by the client. The percentage of completion method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and deliverables set in the contract. Our financial management maintains contact with project managers to discuss the status of the projects and, for fixed-price engagements, financial management is updated on the budgeted costs and required resources to complete the project. These budgets are then used to calculate revenue recognition and to estimate the anticipated income or loss on the project. Favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profit. If a contract was anticipated to result in a loss, provisions for the estimated loss on the contract would be made in the period in which the loss first becomes probable and reasonably estimable. Certain contracts contain provisions for performance incentives. Such contingent revenue is recognized in the period in which the contingency is resolved. We recognize revenue for services only in those situations where collection from the client is reasonably assured. Our client relationship managers and finance personnel monitor timely payments from our clients and assess any collection issues. Unbilled accounts receivable on contracts is comprised of costs incurred plus estimated earnings from revenue earned in advance of billings under the contract. Advance payments are recorded as billings in excess of cost and estimated earnings on uncompleted contracts until the services are provided. Included in accounts receivable and unbilled accounts receivable are reimbursable costs.

We incur significant reimbursable costs, such as payments to vendors for media and production services and postage and travel-related expenses, on behalf of our clients. In accordance with the client agreements, there is no markup on reimbursable costs and the client’s approval is required prior to us incurring them. Although we actively mitigate our credit risk related to these pass-through expenses and our customers participate in the management of such vendor relationships, Digitas is often the sole party that contracts with these vendors.

Effective January 1, 2002, upon adoption of the Emerging Issues Task Force, or EITF, Issue 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” we report reimbursements received for pass-through costs incurred as a component of revenue in the statement of operations. Prior periods have been reclassified to comply with the guidance in Issue 01-14. The effect of the accounting change was to increase revenue for the years ended December 31, 2001 and 2000 by $100 million and $117 million, respectively, with an equivalent increase in expenses for each of these periods. This accounting change had no effect on net income, earnings per share, or cash from operations.

Allowance for Doubtful Accounts

We maintain an allowance for estimated losses resulting from the inability of customers to make required payments. The collectibility of outstanding customer invoices is continuously assessed. In estimating the allowance, we consider factors such as historical collections, a customer’s current credit-worthiness, age of the receivable balance both individually and in the aggregate, and general economic conditions that may affect a customer’s ability to pay. Actual customer collections could differ from our estimates, requiring additional adjustments to the allowance for doubtful accounts.

Goodwill

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” and ceased to amortize goodwill as of that date. SFAS No. 142 requires goodwill to be tested for impairment on an annual basis, and between annual tests in certain circumstances, and written down when impaired. Such events or circumstances generally would have included the occurrence of operating losses or a significant decline in earnings associated with the asset. We evaluate goodwill for impairment using the two-step process as prescribed in SFAS No. 142. The first step is to compare the fair value of the reporting unit to the carrying amount of the reporting unit. If the carrying amount exceeds the fair value, a second step must be followed to calculate impairment. Otherwise, if the fair value of the reporting unit exceeds the carrying amount, the goodwill is not considered to be impaired as of the measurement date. We performed the initial step by considering our fair market value as determined by our publicly traded stock to our carrying amount. Because our stock is thinly traded, we also considered future discounted cash flows as compared to the carrying amount to assess the recoverability of the goodwill asset. Based upon these tests, we determined that the fair value exceeded the carrying amount resulting in no impairment. If impairment had occurred, any excess of carrying value over fair value would have been recorded as a loss.

Stock-based Compensation

We apply the intrinsic value method of Accounting Principles Board Opinion, or APBO, No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, in accounting for our employee stock-based compensation plans. We provide pro forma disclosures of compensation expense under the fair value method of SFAS No. 123, “Accounting for Stock-Based Compensation.”

In December 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No.148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. We have elected to continue to account for our stock-based compensation in accordance with the provisions of APBO No. 25 as interpreted by FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APBO No. 25,” and present the pro forma disclosures required by SFAS No. 123 as amended by SFAS No. 148. See discussion of stock-based compensation in Note 1 to the financial statements for the pro forma effect on our net loss and loss per share had stock-based compensation been determined using the fair value method, as well as for the assumptions used in calculating the fair value of options.

Restructuring

As part of our restructuring costs, we provide for the estimated costs of the net lease expense for office space that is no longer being utilized. The provision is equal to the future minimum lease payments under contractual obligations offset by estimated future sublease payments. In determining these estimates, we evaluated our potential to sublease our excess space and our ability to renegotiate various leases at more favorable terms and in some instances obtain relief through relocation of office space. These sublease estimates, which were made in connection with our real estate advisers, are based on current and projected conditions in the real estate and economic markets in which we have excess office space. If actual market conditions are more or less favorable than those we have projected, we may be required to record or reverse restructuring expenses associated with this excess office space.

Results of Operations

The following table sets forth selected items included in our statement of operations as a percentage of fee revenue for the periods indicated. Pass-through revenue and pass-through expenses have been excluded from the table to better reflect our operating results.

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000
Fee revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Professional services costs	58.6	59.3	59.1	66.9	55.0
Selling, general and administrative expenses	32.4	34.8	33.2	40.6	34.5
Stock-based compensation	3.5	4.2	4.1	4.3	5.1
Amortization of intangible assets	0.3	0.4	0.3	10.7	12.7
Restructuring expenses	—	—	23.1	17.8	—

Total operating expenses	94.8	98.7	119.8	140.3	107.3

Income (loss) from operations	5.2%	1.3%	(19.8)%	(40.3)%	(7.3)%

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Revenue.    Total net revenue for the three months ended March 31, 2003 increased by $10.2 million, or 15%, to $79.2 million from $69.0 million for the same period in 2002. Total fee revenue for the three months ended March 31, 2003 increased by $2.7 million, or 5%, to $52.3 million from $49.6 million for the same period in 2002. These increases in fee revenue are due to an increase in demand for our services, although spending levels in our customer base remain conservative, reflecting caution regarding an economic recovery.

Some of our clients agree to give us performance based discretionary bonuses. We recognize bonus revenue in the period that we are informed of the bonus award. Contractually we are informed of those bonuses in the first two quarters of each fiscal year and, accordingly, expect that our revenue in those quarters will be positively impacted compared to the subsequent two quarters.

We attempt to limit our concentration of credit risk by securing clients with significant assets or liquidity. While we enter into written agreements with our clients, most of these contracts are terminable by the client without penalty on 30 to 90 days written notice. For the three months ended March 31, 2003, our three largest clients accounted for approximately 57% of our fee revenue and our largest client accounted for approximately 23% of our fee revenue. Management believes that a loss of any one of these significant clients or any significant reduction in the use of our services by a major client could have a material adverse effect on our business, financial condition, and results of operations.

Professional services costs.    Professional services costs for the three months ended March 31, 2003 increased $1.2 million, or 4%, to $30.6 million from $29.4 million in the same period of 2002. Professional services costs represented 59% of fee revenue in the three months ended March 31, 2003 and 2002. Pass-through expenses for the three months ended March 31, 2003 increased $7.5 million, or 39%, to $26.9 million from $19.4 million in the same period of 2002.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the three months ended March 31, 2003 decreased $0.4 million, or 2%, to $16.9 million from $17.3 million in the same period of 2002. Selling, general and administrative expenses decreased to 32% of fee revenue in the three months ended March 31, 2003 from 35% of fee revenue in the same period of 2002. The decrease in selling, general and administrative expenses as a percentage of fee revenue is due to the increase in fee revenue, which is the result of increased demand for our services.

Stock-based compensation.    Stock-based compensation consists of noncash compensation arising from stock options granted to employees in prior periods at exercise prices below the estimated fair market value of the related common stock on the grant date. Stock-based compensation for the three months ended March 31, 2003 decreased $0.3 million, or 14%, to $1.8 million from $2.1 million in the same period of 2002. The decrease is due to the cancellation of options prior to their vesting dates in connection with employee attrition. We have not granted or repurchased any options nor issued common stock at a price below the estimated fair market value subsequent to the initial public offering in March 2000.

Amortization of intangible assets.    Amortization of intangible assets for the three months ended March 31, 2003 and 2002 was $0.2 million. We did not incur any impairment to existing goodwill or other intangible assets during either period.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Summary.    Despite continued uncertainty in the global economy and the continued threat of terrorist attacks, Digitas’ results improved in 2002 as demand for our marketing and technology services stabilized at rates consistent with the third and fourth quarters of 2001. However, we determined in 2002 that an additional restructuring charge would be required primarily to reflect our revised expectations of remaining real estate obligations related to excess space initially restructured in 2001. Total restructuring charges for 2002 and 2001 were $47.1 million and $41.9 million, respectively. We reported a net loss for 2002 of $40.3 million, or $0.65 per share, as compared to a net loss of $94.1 million, or $1.58 per share, for 2001, which includes amortization of goodwill of $24.5 million that is not included in the 2002 figures.

Revenue.    Total revenue for 2002 decreased by $14.3 million, or 4.3%, to $321.0 million from $335.3 million in 2001. Fee revenue for 2002 decreased by $31.6 million, or 13.4%, to $203.9 million from $235.5 million in 2001. The decrease in revenue is attributable to the decline in demand as compared to the first six months of 2001 for marketing and technology services.

Professional services costs.    Professional services costs for 2002 decreased by $37.3 million, or 23.6%, to $120.4 million from $157.7 million in 2001. Professional services costs represented 59% of fee revenue for 2002 as compared to 67% of fee revenue for 2001. The decrease in professional services costs, both in dollars and as a percentage of fee revenue, reflects cost savings resulting from restructuring activity and other cost cutting initiatives implemented in 2001. Pass-through expenses for 2002 increased $17.3 million, or 17.3%, to $117.1 million from $99.8 million in 2001. The increase in pass-through expenses is attributable to increased media programs and production costs for our clients.

Selling, general and administrative expenses.    Selling, general and administrative expenses for 2002 decreased by $27.8 million, or 29.1%, to $67.7 million from $95.5 million for 2001. As a percentage of fee revenue, selling, general and administrative expenses decreased to 33% in 2002 from 41% in 2001. The decrease in selling, general and administrative expenses, both in dollars and as a percentage of fee revenue, reflects cost savings resulting from restructuring activity and other cost cutting initiatives implemented in 2001.

Stock-based compensation.    Stock-based compensation, consisting of non-cash compensation, was $8.4 million for 2002 compared to $10.1 million for 2001. The decrease is due to the cancellation of stock options prior to their vesting dates in connection with restructuring activity and normal attrition. We have not granted or repurchased any options nor issued common stock at a price below the estimated fair market value subsequent to the initial public offering in March 2000.

Amortization of intangible assets.    Amortization of intangible assets for 2002 decreased by $24.5 million, or 97.2%, to $0.7 million from $25.2 million for 2001. Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” The provisions of SFAS No. 142 were applied to all goodwill and other intangible assets recognized in the financial statements at that date. This resulted in an expense reduction of approximately $24.5 million in 2002 over 2001, as goodwill is no longer amortized, but instead is subject to testing for impairment. We did not incur any impairment to existing intangible assets or goodwill during the year ended December 31, 2002, upon application of SFAS No. 142. See Note 1 of Notes to Consolidated Financial Statements “Summary of Significant Accounting Policies” goodwill policy for a quantification of the effect of SFAS No. 142 on our 2001 and 2000 net income.

Restructuring expenses.    Restructuring expenses for 2002 increased by $5.2 million, or 12.4%, to $47.1 million from $41.9 million in 2001. During 2001, we recorded restructuring expenses totaling $41.9 million, consisting of $16.7 million for workforce reduction and related costs and $25.2 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring charges were taken to align our cost structure with changing market conditions and decreased demand for our services.

We lease approximately 600,000 square feet of office space under various operating leases and have identified approximately 300,000 square feet of that space as excess space. During 2001, we recognized $25.2 million in real estate related charges. This represented our estimate of future obligations under the terms of the leases for the excess space less anticipated income from subleasing activities. In determining this estimate, we evaluated our potential to sublease this excess space and our ability to renegotiate various leases at more favorable terms and in some instances obtain relief through relocation of office space.

During 2002, we recorded restructuring expenses totaling $47.1 million, consisting of $3.3 million for workforce reduction and related costs and $43.8 million for the consolidation of facilities and abandonment of related leasehold improvements. These charges were taken to further align our cost structure with changing market conditions and to update estimates originally made in 2001 for current information.

We determined that we would be unable to dispose of our excess office space in Boston, New York and San Francisco within our original assumptions. As a result, we recorded a restructuring expense of $39.2 million to reflect the revised estimate of our expected future obligations under the terms of these leases less anticipated income from subleasing activities. The change in estimate is related to changes in estimated future sublease rates and terms. These sublease estimates, which were made in connection with our real estate advisers, are based on current and projected conditions in the real estate and economic markets in which we have excess office space. In addition, we recorded restructuring expenses of $4.6 million for costs related to the closure of our Miami and Salt Lake City facilities, which are included in the 300,000 square feet of excess space.

We continue to actively pursue and evaluate our alternatives and are monitoring our restructuring accrual on a quarterly basis to reflect new developments and prevailing economic conditions in the real estate markets in which we lease office space.

The following is a summary of restructuring activity for the years ended December 31, 2002 and 2001:

	Workforce Reduction and Related Costs	Consolidation of Facilities	Total
Accrued restructuring at December 31, 2000	$—	$—	$—
Restructuring expenses 2001	16,689	25,199	41,888
Utilization 2001	(12,982)	(9,346)	(22,328)

Accrued restructuring at December 31, 2001	3,707	15,853	19,560
Restructuring expenses 2002	3,311	43,803	47,114
Utilization 2002	(5,530)	(10,756)	(16,286)

Accrued restructuring at December 31, 2002	$1,488	$48,900	$50,388

As a result of all restructuring activity, which commenced in the second quarter of 2001, the Company has reduced its workforce by approximately 700 employees across all business functions and regions.

For the years ended December 31, 2002 and 2001, cash expenditures related to restructuring activities were $15.3 million and $18.9 million, respectively. As of December 31, 2002, total remaining cash expenditures related to restructuring activities were $41.7 million. Approximately $9.7 million in cash expenditures are expected in fiscal 2003, and the remaining cash expenditures of approximately $32.0 million, primarily related to real estate rental obligations, are expected over the next ten years.

Other income, net.    Other income, net of expenses, decreased by $0.6 million, or 60%, to $0.4 million from $1.0 million. Other income, net, consists primarily of interest income earned on cash and cash equivalents offset by interest expense related to notes payable for tenant allowances, interest expense on capitalized leases, and bank charges related to the company’s revolving credit facility and standby letters of credit. The decrease in other income was due primarily to the decrease in the rate of interest earned on our cash and cash equivalents.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Summary.    Fiscal 2001 was a challenging year for Digitas as we reacted to overall market deterioration with a series of restructurings designed to realign our cost structure with reduced levels of demand. A slowing global economy, the impact of the September 11 terrorist attacks that disrupted the national economy and negatively impacted our clients, and a continued softening in marketing and technology investments all contributed to a decrease in demand for our services in 2001. As a result, we reported a 2001 net loss of $94.1 million, or $1.58 per share, as compared to a net loss of $23.2 million, or $0.41 per share, in 2000.

Revenue.    Total revenue for 2001 decreased by $79.4 million, or 19.1%, to $335.3 million from $414.7 million in 2000. Fee revenue for 2001 decreased by $52.7 million, or 18.3%, to $235.5 million from $288.2 million in 2000. The negative impact of the economic recession on both Digitas and our clients resulted in decreased demand for our services as client projects were delayed or cancelled.

Professional services costs.    Professional services costs for 2001 decreased by $0.9 million, or 0.6%, to $157.7 million from $158.6 million in 2000. Professional services costs represented 67% of fee revenue for 2001, as compared to 55% of fee revenue for 2000. The increase in professional service costs, as a percentage of fee revenue, was the result of the time lag between the decline in revenues and the realignment of our cost structure to reflect reduced levels of demand for our marketing and technology services. The decrease in absolute dollars reflects the commencement of cost savings resulting from restructuring actions. Pass-through expenses for 2001 decreased $26.8 million, or 21.2%, to $99.8 million from $126.6 million in 2000. The decrease in pass-through expenses is attributable to the decreased demand for our services due to the slowing economy forcing our clients to reduce spending.

Selling, general and administrative expenses.    Selling, general and administrative expenses for 2001 decreased by $3.9 million, or 3.9%, to $95.5 million from $99.4 million for 2000. As a percentage of fee revenue, selling, general and administrative expenses increased to 41% in 2001 from 35% in 2000. The increase in selling, general and administrative expenses as a percent of fee revenue was the result of the time lag between the decline in revenues and the realignment of our cost structure with reduced levels of demand for our marketing and technology services. The decrease in absolute dollars reflects the commencement of cost savings resulting from restructuring actions.

Stock-based compensation.    Stock-based compensation, consisting of non-cash compensation, was $10.1 million for 2001 compared to $14.8 million for 2000. The decrease is due to the cancellation of stock options prior to their vesting dates in connection with restructuring activity and normal attrition. We have not granted or repurchased any options nor issued common stock at a price below the estimated fair market value subsequent to the initial public offering in March 2000.

Amortization of intangible assets.    Amortization of intangible assets for 2001 decreased by $11.5 million, or 31.3%, to $25.2 million from $36.7 million for 2000. Amortization of intangible assets for 2001 consists of amortization of goodwill and favorable leases resulting from our recapitalization, which was effected in January

1999. The decrease in absolute dollars was the result of intangible assets related to assembled workforce becoming fully amortized in 2000. Effective, January 1, 2002, with the adoption of SFAS No. 142, we no longer amortize goodwill.

Restructuring expenses.    In the second quarter of fiscal 2001, we recorded restructuring expenses of $16.9 million, consisting of $5.6 million in workforce reduction and other related costs and $11.3 million in the consolidation of facilities and abandonment of related leasehold improvements. These restructuring expenses were taken to align our cost structure with the changing market conditions and decreased demand for our services. In September 2001, we recorded additional restructuring expenses of $25.0 million, consisting of $11.1 million for workforce reduction and related costs and $13.9 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring expenses, which include the closing of our office in Hong Kong, were taken to further align our cost structure with changing market conditions and decreased demand for our services. The following is a summary of restructuring activity (in thousands):

	Workforce Reduction and Related Costs	Consolidation of Facilities	Total
Accrued restructuring at December 31, 2000	$—	$—	$—
Restructuring expenses 2001	16,689	25,199	41,888
Utilization 2001	(12,982)	(9,346)	(22,328)

Accrued restructuring at December 31, 2001	$3,707	$15,853	$19,560

As a result of the two restructuring actions, we reduced our workforce by approximately 650 employees, across all business functions and regions. Estimated costs for the consolidation of facilities are comprised of contractual rental commitments for office space being vacated in addition to future depreciation of the related leasehold improvements, offset by estimated sublease income. Total cash expenditures related to restructuring activities during 2001 were $18.9 million.

Other income, net.    Other income, net of expenses, decreased by $0.3 million to $1.0 million from $1.3 million. Other income, net, for 2001 consisted of interest income earned on the investment of excess operating cash offset by interest expense related to notes payable for tenant allowances, interest expense on capitalized leases and bank charges related to our revolving credit facility and standby letters of credit. Other income, net, for 2000 consisted of interest income earned on the invested portion of proceeds from our initial public offering of common stock in March 2000 offset by interest expense primarily on long-term borrowings prior to the initial public offering. In addition, a realized gain on the termination of interest rate swap agreements was recorded.

Provision for income taxes.    The provision for income taxes for 2001 decreased by $1.5 million to $0.1 million from $1.6 million in 2000. The decrease was due to the generation of significantly less taxable income in 2001 than in 2000. The effective income tax rate is lower than the combined federal and state statutory rates due primarily to an increase in the valuation allowance for deferred tax assets.

Extraordinary loss.    In 2001, we did not recognize an extraordinary item. In March 2000, an extraordinary loss of $1.7 million was recognized upon the early retirement of $68.5 million of long-term debt.

Liquidity and Capital Resources

We fund our operations primarily through cash generated from operations.

Cash and cash equivalents and working capital

Cash and cash equivalents decreased from $68.8 million at the end of 2002 to $48.3 million as of March 31, 2003. Cash provided by operations for the three months ended March 31, 2003 was $4.4 million, resulting from improved cash collections and prepayments from customers offset by payments for restructuring charges and vendor payments. Cash used in investing activities for the three months ended March 31, 2003 was $0.6 million, consisting of capital expenditures primarily relating to computer equipment purchases and external software implementation service fees. Cash used in financing activities for the three months ended March 31, 2003 was $24.3 million. Pursuant to a self-tender offer, in March 2003 we purchased 6,426,735 shares of our common stock at a purchase price of $3.89 per share, for an aggregate purchase price of $25.0 million. Transaction costs related to the purchase were $0.9 million.

Cash and cash equivalents increased from $46.5 million at the end of 2001 to $68.8 million at December 31, 2002. Cash provided by operations for 2002 was $24.4 million. The $24.4 million was primarily the result of a $40.3 million net loss adjusted for $65.0 million of non-cash expenses, including depreciation and amortization, stock-based compensation and non-cash restructuring expenses, $15.0 million of cash generated from normal operations, the result of improved working capital management and significant prepayments from customers, offset by $15.3 million in restructuring payments. Cash used in investing activities for 2002 was $3.1 million, consisting of capital expenditures relating primarily to computer equipment and software purchases. Cash provided by financing activities for 2002 was $0.8 million, consisting primarily of proceeds from the issuance of common stock through our employee stock purchase plan and upon the exercise of stock options offset by the repurchase of common shares. During 2002, we repurchased 666,000 common shares at an average price per share of $3.04.

Credit facility

In February 2003, we amended our existing credit facility originally dated July 25, 2000. The amended agreement allows us to borrow up to $20 million, less any amounts committed under outstanding standby letters of credit. The credit facility expires on February 23, 2006. Amounts borrowed under the revolving credit facility bear interest at either the Prime Rate or at a Eurocurrency rate plus an applicable margin of 3.00%. Additionally, we are required to pay a commitment fee of 0.25% of the average daily unused amount of the revolving credit. The credit facility also contains certain restrictive financial covenants, which include a maximum leverage ratio, a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) level, a minimum tangible net worth, a minimum liquidity level, and a maximum annual capital expenditure level. As of March 31, 2003, we were in compliance with all of our covenants. Borrowings under the credit facility are secured by substantially all of our assets.

At March 31, 2003, we had no borrowings under our revolving credit facility and approximately $11.6 million outstanding under standby letters of credit, leaving approximately $8.4 million available for future borrowings.

Other debt and commitments

We lease approximately 600,000 square feet of office space under various operating leases and have identified approximately 300,000 square feet of that space as excess space. We continue to actively pursue and evaluate our alternatives and are monitoring our restructuring accrual on a quarterly basis to reflect new developments and prevailing economic conditions in the real estate markets in which we lease office space. For the quarter ended March 31, 2003, cash expenditures related to restructuring activities were $2.3 million. As of March 31, 2003, total remaining cash expenditures related to restructuring activities were $39.1 million. Approximately $2.1 million in cash expenditures are expected in the second quarter of 2003, and the remaining cash expenditures of approximately $37.0 million, primarily related to real estate rental obligations, are expected to be made over the next nine years.

The following table summarizes all contractual cash commitments of the Company as of March 31, 2003. Interest expense is included in payments due by period where applicable and minimum sublease income of $14.3 million due in the future under noncancelable subleases is excluded.

	Payments Due by Period
	Total	2003	2004-2005	2006-2007	2008 and thereafter
	(in millions)
Notes payable, tenant allowances	$0.8	$0.2	$0.6	$—	$—
Capital lease obligations	0.1	0.1	—	—	—
Operating leases	122.6	17.5	46.7	22.3	36.1

Total obligations	$123.5	$17.8	$47.3	$22.3	$36.1

We expect that at current revenue projections, we will continue to generate cash from operations. We expect that this cash from operations combined with current cash and cash equivalents and funds available under the credit facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

REGISTRATION RIGHTS AGREEMENT

The following is a summary of material terms and provisions of the registration rights agreement that we entered into with Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., which we refer to collectively as Hellman & Friedman, as well as Michael Bronner and affiliates of Hellman & Friedman and Mr. Bronner. It may not contain all the information that is important to you. You can access complete information by referring to the registration rights agreement.

In connection with a January 1999 recapitalization, we entered into a registration rights agreement with each of our stockholders and option holders as of the date of the recapitalization, including the selling stockholders in this offering. Each individual who has been granted options under the 1998 option plan since the recapitalization has also become a party to the registration rights agreement. Under the registration rights agreement, we have granted:

•	Hellman & Friedman the right to require us, subject to the terms and conditions set forth in the registration rights agreement, to register shares of common stock held by them for sale in accordance with their intended method of disposition of those shares; and

•	Michael E. Bronner the right to require us, subject to the terms and conditions set forth in the registration rights agreement, to register the number of shares of common stock held by him and the Bronner Irrevocable Trust for sale in accordance with their intended method of disposition of those shares.

Hellman & Friedman may request up to three demand registrations and Mr. Bronner may request one demand registration, each as described above. Subject to limitations set forth in the registration rights agreement, the other parties to the registration rights agreement have the right to participate in, or “piggyback” on, any demand registration requested by Hellman & Friedman or Mr. Bronner. In addition, we have granted Hellman & Friedman, Mr. Bronner and the other parties to the registration rights agreement, the right, subject to exceptions set forth in the registration rights agreement, to participate in registrations of common stock initiated by us on our own behalf or on behalf of any other stockholder.

Under the registration rights agreement, we are required to pay expenses incurred by us and the fees and expenses of one counsel to the selling stockholders in connection with any demand and piggyback registrations. We also have agreed to indemnify the holders of registration rights under the registration rights agreement against specified liabilities, including liabilities under the Securities Act, and to contribute to payments, if any, they may be required to make in the event that the indemnification provisions are held to be unenforceable. The registration rights agreement will terminate on the earlier of the date upon which the parties to the registration rights agreement no longer hold any shares of common stock that must be registered in order to be sold or the date upon which the parties agree that the agreement should be terminated.

SELLING STOCKHOLDERS

The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of June 30, 2003, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that the selling stockholders will beneficially own upon completion of this offering if such percentage exceeds one percent. This table assumes that the selling stockholders will offer for sale all of the shares of common stock covered by this prospectus.

The common stock offered by this prospectus is being offered by the selling stockholders named below. The amounts and information set forth below are based upon information provided to us by representatives of the selling stockholders, or in our records, as of June 30, 2003 and are accurate to the best of our knowledge.

			After the Offering(2)
Name	Number of Shares Beneficially Owned Prior to the Offering(1)	Shares Being Offered Hereby(2)	Number of Shares Beneficially Owned	Percentage of Outstanding
Hellman & Friedman Capital Partners III, L.P. (2)(3)	24,216,590	14,768,081	9,448,509	16.2%
H&F Orchard Partners III, L.P. (2)(3)	1,783,012	1,087,340	695,672	1.2
H&F International Partners III, L.P. (2)(3)	533,311	325,231	208,080	0.4
Michael E. Bronner (2)(4)	3,906,368	2,287,099	1,619,269	2.8
Bronner Irrevocable Trust (2)(4)	2,512,571	1,532,249	980,322	1.7
David W. Kenny (2)(5)(6)	8,277,772	—	8,277,772	12.4
Jeffrey J. Cote (2)(5)(7)	241,047	—	241,047	0.4
Robert L. Cosinuke (2)(5)(8)	915,006	—	915,006	1.5

(1)	The number of shares being sold excludes any shares that may be sold as a result of the exercise by the underwriters of their over-allotment option, which if exercised, will be allocated pro rata among the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Assumes no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of 1,357,142 shares of common stock from Hellman & Friedman Capital Partners III, L.P. (514,772 shares), H&F Orchard Partners III, L.P. (37,902 shares), H&F International Partners III, L.P. (11,337 shares), Michael E. Bronner (79,721 shares), Bronner Irrevocable Trust (53,410 shares), David W. Kenny (500,000 shares), Jeffrey J. Cote (60,000 shares) and Robert L. Cosinuke (100,000 shares). If the over-allotment option is exercised in full, Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P., H&F International Partners III, L.P., Mr. Bronner, Bronner Irrevocable Trust, Mr. Kenny, Mr. Cote and Mr. Cosinuke will beneficially own 8,933,737, 657,770, 196,743, 1,539,548, 926,912, 7,777,772, 181,047 and 815,006 shares, or approximately 15.3%, 1.1%, 0.3%, 2.6%, 1.6%, 11.7%, 0.3% and 1.4% of the shares outstanding, respectively, after the offering. If the over-allotment option is exercised only in part, it shall be exercised pro rata among the selling stockholders.
(3)

John L. Bunce, Jr., Philip U. Hammarskjold and Patrick J. Healy, each of whom serves as a director of Digitas, are affiliated with Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. The ownership of 25,246 shares by Mr. Bunce, 9,322 shares by Mr. Hammarskjold and 5,149 shares by Mr. Healy is not included in the number of shares of common stock beneficially owned by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. reported in the table above. H&F Investors III is the sole general partner of each of the foregoing entities. The managing general partner of H&F Investors III is Hellman & Friedman Associates III, L.P.,

which in turn has H&F Management III, LLC and H&F Investors III, Inc. as its general partners, with H&F Investors III, Inc. as its managing general partner. The sole owner of H&F Investors III, Inc. is The Hellman Family Revocable Trust. Messrs. Bunce, Hammarskjold and Healy are members of H&F Management III, LLC. The investment decisions of H&F Investors III, Inc. are made by a ten person executive committee of which Messrs. Bunce, Hammarskjold and Healy are members. While Messrs. Bunce, Hammarskjold and Healy could each be deemed to beneficially own the shares held by Hellman & Friedman Capital Partners III, L.P., H&F Orchard Partners III, L.P. and H&F International Partners III, L.P., each of them disclaims beneficial ownership except to the extent of his indirect pecuniary interest.

(4)	Includes 156,000 options to purchase common stock that are currently exercisable. Michael E. Bronner serves as a director of Digitas. The Bronner Irrevocable Trust is a trust for the benefit of Mr. Bronner’s minor children of which Mr. Bronner’s spouse is co-trustee. Mr. Bronner disclaims beneficial ownership interest in the Bronner Irrevocable Trust.
(5)	Messrs. Kenny, Cote and Cosinuke will only sell shares in the offering if the underwriters exercise their over-allotment option. If the over-allotment option is exercised, Messrs. Kenny, Cote and Cosinuke will exercise options held by them to purchase the shares to be offered by each of them pursuant to the over-allotment option exercise.
(6)	Includes 1,000 shares held by Mr. Kenny, options held by Mr. Kenny that are currently exercisable or will become exercisable within 60 days of June 30, 2003 for 8,184,772 shares and 92,000 shares held by a trust for the benefit of Mr. Kenny’s minor children, of which Mr. Kenny’s spouse is the sole trustee and as to which Mr. Kenny disclaims beneficial ownership.
(7)	Includes 7,000 shares held by Mr. Cote and options held by Mr. Cote that are currently exercisable or will become exercisable within 60 days of June 30, 2003 for 234,047 shares.
(8)	Includes 1,041 shares held by Mr. Cosinuke and options held by Mr. Cosinuke that are currently exercisable or will become exercisable within 60 days of June 30, 2003 for 913,965 shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	9,500,000
Friedman, Billings, Ramsey & Co., Inc.	9,500,000
Janney Montgomery Scott LLC	500,000
Needham & Company, Inc.	500,000

Total	20,000,000

The underwriters are offering the shares subject to their acceptance of the shares from the selling stockholders. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.14 a share under the public offering price. The offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,357,142 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to various conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the name of that underwriter in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $112,124,996 and the total underwriters’ discounts and commissions paid by the selling stockholders would be approximately $5,045,625.

Our estimated offering expenses, excluding the underwriting discounts and commissions, are approximately $370,000, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of the shares.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have agreed, along with our directors and executive officers and the selling stockholders, that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 150 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares; or

•	enter in any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares;

whether any such transaction is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; and

•	transactions by any person other than us relating to shares or other securities acquired in open market transactions after the completion of the offering of the shares of common stock.

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares of common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares of common stock compared to the price available under the over-allotment option. The underwriters may also sell shares of common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering or to cover any over-allotments, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the shares of common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares of common stock in the offering, if the syndicate repurchases previously distributed shares of common stock to cover syndicate short positions or to stabilize the price of the shares of common stock. These activities may raise or maintain the market price of the shares of common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and financial statement schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Arthur Andersen LLP, independent public accountants, have audited our consolidated financial statements and financial statement schedule included in our Annual Report on Form 10-K for the years ended December 31, 2001 and December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and financial statement schedule are incorporated by reference in reliance on Arthur Andersen LLP’s report, given on their authority as experts in accounting and auditing. We dismissed Arthur Andersen as our independent public accountants, effective March 28, 2002. For additional information, see our Current Report on Form 8-K dated April 2, 2002. After reasonable efforts, we have been unable to obtain Arthur Andersen’s written consent to the incorporation by reference into this prospectus and the registration statement of Arthur Andersen’s audit reports with respect to our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2001 and December 31, 2000. Under these circumstances, Rule 437a under the Securities Act permits us to file this prospectus and the registration statement without a written a consent from Arthur Andersen. As a result, with respect to transactions in our securities pursuant to this prospectus that occur subsequent to the date this prospectus is filed with the Securities and Exchange Commission, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts and for the underwriters by Testa, Hurwitz & Thibeault, LLP.

ABOUT THIS PROSPECTUS AND WHERE YOU MAY FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus is part of the registration statement. This prospectus does not contain all of the information contained in the registration statement because we have omitted parts of the registration statement in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Securities and Exchange Commission’s Regional Offices at 233 Broadway, New York, New York 10279, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Digitas Inc., that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission’s web site at http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports, proxy statements and other information with the Securities and Exchange

Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Our Securities and Exchange Commission file number is 000-29723. Copies of these materials can be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our common stock is listed on the Nasdaq National Market under the symbol “DTAS.”

The Securities and Exchange Commission allows us to incorporate by reference in this prospectus the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. We incorporate by reference the specific documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the shares are sold:

•	our Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 14, 2003;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2003 filed on May 15, 2003;

•	our current Reports on Form 8-K, filed on January 31, 2003, April 30, 2003 and July 23, 2003; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, including all amendments and reports updating that description.

We will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any documents incorporated by reference other than exhibits to those documents. Requests should be addressed to: Digitas Inc., The Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, Attention: Corporate Secretary (telephone number (617) 867-1000).

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Digitas Inc.:

We have audited the accompanying consolidated balance sheet of Digitas Inc. as of December 31, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the index to the financial statements on page  F-1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The consolidated financial statements and schedules of Digitas Inc. as of December 31, 2001 and December 31, 2000 and for the two years then ended, were audited by other auditors who have ceased operations and whose report dated January 23, 2002 expressed an unqualified opinion on those statements and schedules before the adjustments described in Note 1.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Digitas Inc. as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets” and Emerging Issues Task Force Issue Number 01-14: Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred (EITF 01-14). As discussed above, the consolidated financial statements of Digitas Inc. as of December 31, 2001 and December 31, 2000, and for the two years then ended, were audited by other auditors who have ceased operations. As described in Note 1, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142 and the addition of pass-through revenue and expenses for EITF 01-14, which were both adopted as of January 1, 2002. With respect to the adoption of Statement No. 142, we have audited the disclosures in Note 1. With respect to the adoption of EITF 01-14, we have audited the adjustments to the statement of operations. With respect to these adjustments and disclosures, our procedures were limited to (a) agreeing the previously reported revenues, operating expenses and net loss to the previously issued financial statements, (b) agreeing the adjustments to the underlying records obtained from management, and (c) testing the mathematical accuracy of the reconciliation of adjusted revenue and operating expenses and the revised financial statements. In our opinion such disclosures and adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Digitas Inc. as of December 31, 2001 and December 31, 2000, and for the two years then ended, other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements as of December 31, 2001 and December 31, 2000, and for the two years then ended, taken as a whole.

/s/    ERNST & YOUNG LLP

Boston, Massachusetts

January 27, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Digitas Inc.:

We have audited the accompanying balance sheets of Digitas Inc. (a Delaware corporation) as of December 31, 2001 and 2000 and the related statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digitas Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/    ARTHUR ANDERSEN LLP

Boston, Massachusetts

January 23, 2002

NOTE:

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Digitas Inc.’s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing of this registration statement on Form S-3. See Exhibit 23.2 for further discussion.

DIGITAS INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$68,827	$46,473
Accounts receivable, net of allowance for doubtful accounts of $944 and $2,209 at December 31, 2002 and 2001, respectively	34,920	35,685
Accounts receivable, unbilled	17,986	18,382
Prepaid expenses and other current assets	5,029	7,899

Total current assets	126,762	108,439
Fixed assets, net	30,892	40,625
Goodwill, net	98,130	98,130
Other intangible assets, net	1,411	2,117
Other assets	2,054	2,269

Total assets	$259,249	$251,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,092	$14,091
Current portion of long-term debt	255	231
Billings in excess of cost and estimated earnings on uncompleted contracts	24,685	25,208
Accrued expenses	7,842	9,547
Accrued compensation	17,749	11,299
Accrued restructuring	11,117	10,010
Capital lease obligations	276	662

Total current liabilities	79,016	71,048
Long-term debt, less current portion	563	818
Capital lease obligations, long-term portion	—	278
Accrued restructuring, long-term	39,271	9,550
Other long-term liabilities	315	—

Total liabilities	119,165	81,694

Shareholders’ equity:
Preferred shares, $.01 par value per share; 25,000,000 shares authorized and none issued and outstanding at December 31, 2002 and 2001	—	—
Common shares, $.01 par value per share, 175,000,000 shares authorized; 62,510,919 and 60,857,083 shares issued and outstanding at December 31, 2002 and 2001, respectively	625	608
Additional paid-in capital	346,898	345,909
Accumulated deficit	(197,642)	(157,342)
Cumulative foreign currency translation adjustment	(62)	(396)
Deferred compensation	(9,735)	(18,893)

Total shareholders’ equity	140,084	169,886

Total liabilities and shareholders’ equity	$259,249	$251,580

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
Revenue:
Fee revenue	$203,931	$235,514	$288,154
Pass-through revenue	117,093	99,781	126,590

Total revenue	321,024	335,295	414,744

Operating expenses:
Professional services costs	120,430	157,694	158,607
Pass-through expenses	117,093	99,781	126,590
Selling, general and administrative expenses	67,748	95,545	99,366
Stock-based compensation	8,447	10,147	14,796
Amortization of intangible assets	706	25,238	36,687
Restructuring expenses	47,114	41,888	—

Total operating expenses	361,538	430,293	436,046

Loss from operations	(40,514)	(94,998)	(21,302)

Other income (expense):
Interest income	958	1,443	2,786
Interest expense	(562)	(487)	(1,871)
Realized gain on investment	15	—	447
Gain (loss) on disposal of fixed assets	—	49	(133)
Other miscellaneous income	3	53	116

Loss before provision for income taxes	(40,100)	(93,940)	(19,957)
Provision for income taxes	(200)	(148)	(1,616)

Loss from continuing operations	(40,300)	(94,088)	(21,573)

Extraordinary loss relating to early extinguishment of debt (net of tax benefit of $175)	—	—	(1,653)

Net loss	$(40,300)	$(94,088)	$(23,226)

Net loss per share—basic and diluted
Loss from continuing operations	$(0.65)	$(1.58)	$(0.38)
Extraordinary loss	—	—	(0.03)

Net loss	$(0.65)	$(1.58)	$(0.41)

Weighted average common shares outstanding
Basic and diluted	62,354	59,514	56,230

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAS INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(dollars in thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Cumulative Foreign Currency Translation Adjustment	Deferred Compensa- tion	Total Shareholders’ Equity
Balance at December 31, 1999	50,703,479	$—	$208,153	$(40,028)	$—	$(48,289)	$119,836
Comprehensive loss				(23,226)			(23,226)
Exercise of stock options	1,015,330	10	1,082				1,092
Deferred stock-based compensation			22,519			(22,519)	—
Stock-based compensation						14,796	14,796
Cancellation of stock options			(7,967)			7,967	—
Issuance of common stock, net of issuance costs	6,358,992	571	136,388				136,959

Balance at December 31, 2000	58,077,801	581	360,175	(63,254)	—	(48,045)	249,457
Net loss				(94,088)			(94,088)
Cumulative foreign currency translation adjustment					(396)		(396)

Total comprehensive loss							(94,484)
Exercise of stock options	2,268,397	22	2,973				2,995
Stock-based compensation						10,147	10,147
Cancellation of stock options			(19,005)			19,005	—
Issuance of common stock	510,885	5	1,766				1,771

Balance at December 31, 2001	60,857,083	608	345,909	(157,342)	(396)	(18,893)	169,886
Net loss				(40,300)			(40,300)
Cumulative foreign currency translation adjustment					334		334

Total comprehensive loss							(39,966)
Exercise of stock options	2,060,985	21	3,000				3,021
Stock-based compensation						8,447	8,447
Cancellation of stock options			(711)			711	—
Issuance of common stock	258,851	3	721				724
Repurchase of common stock	(666,000)	(7)	(2,021)				(2,028)

Balance at December 31, 2002	$62,510,919	$625	$346,898	$(197,642)	$(62)	$(9,735)	$140,084

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(40,300)	$(94,088)	$(23,226)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	12,743	39,541	46,551
Loss (gain) on disposal of fixed assets	—	(49)	133
Stock-based compensation	8,447	10,147	14,796
Provision for doubtful accounts	—	2,556	609
Noncash restructuring expenses	43,809	23,014	—
Extraordinary loss	—	—	1,653
Changes in operating assets and liabilities:
Accounts receivable	880	28,224	(26,752)
Accounts receivable, unbilled	508	17,532	(10,653)
Prepaid expenses and other current assets	2,923	(672)	356
Other assets	150	662	(1,638)
Accounts payable	2,680	1,977	(3,242)
Billings in excess of costs and estimated earnings on uncompleted contracts	(604)	(7,090)	14,472
Accrued expenses	(1,820)	(8,717)	1,210
Accrued compensation	6,448	(5,550)	2,801
Accrued restructuring	(11,523)	—	—
Other long-term liabilities	58	(31)	(17)

Net cash provided by operating activities	24,399	7,456	17,053

Cash flows from investing activities:
Purchase of fixed assets	(3,057)	(14,635)	(32,695)

Net cash used in investing activities	(3,057)	(14,635)	(32,695)

Cash flows from financing activities:
Principal payments under capital lease obligations	(665)	(633)	(511)
Proceeds from sale leaseback	—	—	645
Payment of notes payable, tenant allowances	(231)	(208)	(190)
Payment of notes payable, bank	—	—	(68,505)
Payment of notes payable, shareholders	—	—	(4,432)
Repurchase of common stock	(2,028)	—	—
Proceeds from issuance of common stock, net of issuance costs	3,745	4,766	138,051

Net cash provided by financing activities	821	3,925	65,058

Effect of exchange rate changes on cash and cash equivalents	191	(130)	—

Net increase (decrease) in cash and cash equivalents	22,354	(3,384)	49,416
Cash and cash equivalents, beginning of period	46,473	49,857	441

Cash and cash equivalents, end of period	$68,827	$46,473	$49,857

Supplemental disclosure of cash flow information:
Cash paid for taxes	$637	$8,097	$1,351
Cash paid for interest	552	398	1,906
Supplemental disclosure of noncash investing and financing activities:
Issuance of notes payable to shareholders	$—	$—	$4,432
Change in par value of common stock (Note 8)	—	—	507
Assets acquired under capital lease obligations	—	58	530
Income tax refund receivable (Note 10)	—	5,600	—

The accompanying notes are an integral part of these consolidated financial statements.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation, Description of Business, and Summary of Significant Accounting Policies

Basis of Presentation

Bronner Slosberg Humphrey Inc. was incorporated in Massachusetts in 1980 as a Subchapter S corporation. Strategic Interactive Group, Inc. was incorporated in Massachusetts in 1995 as a Subchapter S corporation. Through December 31, 1998, certain shareholders of Bronner Slosberg Humphrey Inc., or BSH, owned a majority of the outstanding shares of Strategic Interactive Group, Inc., or SIG.

On November 5, 1998, BSH and SIG completed transactions in which each company was reorganized into a Massachusetts business trust with a wholly owned limited liability company subsidiary. After formation of the trusts and LLCs, the two companies were merged with and into Bronner Slosberg Humphrey, LLC and Strategic Interactive Group, LLC, respectively, with each shareholder of the original S corporations receiving as consideration an equivalent number of beneficial common shares in the Trusts as the shareholders held in the S corporations prior to the mergers. The reorganization of the companies into Trusts and subsidiary LLCs has been accounted for at historical cost as a combination of entities under common control.

Effective January 1, 1999, BSH and SIG completed a transaction with a private equity investor and the existing shareholders (the “Recapitalization”). Under the terms of the recapitalization, the private equity investor acquired a certain number of shares directly from the existing shareholders for $102.0 million. In addition the Company borrowed $70.6 million from a bank. On the date following the close of the recapitalization, SIG effectively merged into Bronner Slosberg Humphrey Co. Bronner Slosberg Humphrey Co. served as the ultimate parent of Digitas LLC, the Delaware limited liability company through which the business was operated through December 31, 2001. Substantially all of the stock options and stock appreciation rights of BSH and SIG were replaced with stock options in Bronner Slosberg Humphrey Co. with equivalent in-the-money value, which existed at the date of Recapitalization. The Recapitalization was accounted for as a purchase. On December 22, 1999, Digitas Inc., a Delaware corporation, was formed to ultimately hold the ownership interests of Bronner Slosberg Humphrey Co. and Digitas LLC after completing a reorganization to become the sole shareholder of the Trust. Effective December 31, 2001, Bronner Slosberg Humphrey Co. was merged into a newly formed Massachusetts corporation Bronner Slosberg Humphrey Inc. The terms “Company” and “Digitas” refer to Digitas LLC prior to the reorganization and Digitas Inc. thereafter.

Operations

Digitas is a relationship marketing services provider offering strategy consulting, marketing agency and marketing technology infrastructure services. Digitas helps its clients attract, retain and grow profitable customer relationships.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with an original maturity of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Allowance for Doubtful Accounts

The Company maintains an allowance for estimated losses resulting from the inability of customers to make required payments. The collectibility of outstanding customer invoices is continuously assessed. In estimating the allowance, the Company considers factors such as historical collections, a customer’s current creditworthiness, age of the receivable balance both individually and in the aggregate, and general economic conditions that may

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

affect a customer’s ability to pay. Actual customer collections could differ from estimates, requiring additional adjustments to the allowance for doubtful accounts.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements are capitalized. Repairs and maintenance are charged to operations as incurred. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease and amortized using the straight-line method over the lease term. Leasehold improvements are recorded net of construction allowances provided by the landlord. Depreciation is recorded on the straight-line basis over the estimated useful lives of the related assets, which are as follows:

Furniture and fixtures	5-7 years
Computer equipment and software	3-5 years
Capital leases	Lesser of lease term or useful life
Leasehold improvements	Lesser of lease term or useful life

Goodwill

Goodwill is stated at cost less accumulated amortization. Through December 31, 2001, goodwill was amortized on a straight-line basis over its estimated life of seven years. Effective January 1, 2002, with the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” the company no longer amortizes goodwill. SFAS No. 142 requires goodwill to be tested for impairment on an annual basis, and between annual tests in certain circumstances, and written down when impaired. Impairment exists if the carrying value of the reporting unit exceeds the fair value of the reporting unit. The Company evaluates goodwill for impairment using the two-step process as prescribed in SFAS No. 142. The first step is an initial evaluation for potential impairment, while the second step is a measurement of the amount of the impairment. The Company determined fair value using discounted cash flow analysis, which requires us to make certain assumptions and estimates regarding industry economic factors and future profitability. The Company did not incur any impairment to existing intangible assets or goodwill in 2002. The effect of discontinuing the amortization of goodwill on net income and earnings per share for the years ended December 31, 2001 and 2000 is presented below.

	Year Ended December 31,
	2001	2000
Net loss as reported	$(94,088)	$(23,226)
Plus: amortization of goodwill	24,532	24,532

Pro forma net income (loss)	$(69,556)	$1,306

Basic and diluted net loss per share, as reported	$(1.58)	$(0.41)
Plus: amortization of goodwill	0.41	0.43

Pro forma basic and diluted net income (loss) per share	$(1.17)	$0.02

Other Intangible Assets

Other intangible assets are stated at cost less accumulated amortization. As of December 31, 2002, other intangible assets consist of favorable leases, which represents the difference between the fair market value of the new leases signed on the purchase date in conjunction with the recapitalization and the actual leases in existence.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets are amortized on a straight-line basis over their estimated lives. The estimated life of the favorable leases is six years.

Internal Use Software

American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” was adopted, effective January 1, 1999. The company capitalizes external costs related to software and implementation services in connection with its internal use software systems.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the company evaluates the recoverability of the carrying value of its long-lived assets based on estimated undiscounted cash flows to be generated from each of such assets compared to the original estimates used in measuring the assets. To the extent impairment is identified, the company reduces the carrying value of such impaired assets to fair value based on estimated discounted future cash flows.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying value due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is based on the current rates offered to the Company for debt instruments of similar risks and maturities and approximates its carrying value.

Fee Revenue Recognition

Revenue pursuant to fixed-price contracts is recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenue pursuant to time and materials contracts is recognized as services are provided. Certain contracts contain provisions for performance incentives. Such contingent revenue is recognized in the period in which the contingency is resolved. Unbilled accounts receivable on contracts is comprised of costs incurred plus estimated earnings from revenue earned in advance of billings under the contract. Advance payments are recorded as billings in excess of cost and estimated earnings on uncompleted contracts until the services are provided.

Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which losses are determined.

Pass-through Revenue and Expenses

The company incurs significant reimbursable costs, such as payments to vendors for media and production services and postage and travel-related expenses, on behalf of clients. In accordance with the client agreements, there is no markup on reimbursable costs and the client’s approval is required prior to the Company incurring them. Although the Company actively mitigates its credit risk related to these pass-through costs and its customers participate in the management of such vendor relationships, Digitas is often the sole party that contracts with these vendors. Effective January 1, 2002, upon adoption of the Emerging Issues Task Force, or EITF, Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” the Company reports pass-through costs incurred as a component of revenue and as a component of operating expenses in the statement of operations. Prior periods have been reclassified to comply

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with the guidance in Issue No. 01-14. The effect of the accounting change was to increase revenue for the years ended December 31, 2001 and 2000 by $100 million and $117 million, respectively, with an equivalent increase in expenses for each of these periods. This accounting change had no effect on net income, earnings per share, or cash from operations. Included in accounts receivable and unbilled accounts receivable are reimbursable costs.

Professional Services Costs

Professional services costs consist primarily of compensation and benefits of the Company’s employees engaged in the delivery of professional services plus other nonreimbursable service costs.

Research and Development Costs

Research and development costs are charged to operations as incurred. To date, substantially all research and development activities have been pursuant to customer contracts and have been expensed as professional services costs.

Net Income Per Share

Basic and diluted earnings per share are computed in accordance with SFAS No. 128, “Earnings per Share.” SFAS No. 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

	December 31,
	2002	2001	2000
Weighted average common shares outstanding	62,354,183	59,513,657	56,229,640
Dilutive effect of options and warrants	—	—	—

Diluted weighted average common shares outstanding	62,354,183	59,513,657	56,229,640

For the three years ended December 31, 2002, 2001 and 2000, the Company incurred net losses; as a result, options and warrants totaling approximately 31,901,420, 33,382,534, and 31,071,626, respectively, were not included in the computations of diluted net loss per share, as their effects would have been antidilutive.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases for operating profit and tax liability carryforward. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period in which the tax change occurs.

Stock-based Compensation

The Company applies the intrinsic method of Accounting Principles Board Opinion, or APBO, No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its employee stock

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

option plans. The Company provides pro forma disclosures of compensation expense under the fair value method of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.”

Had compensation cost for the 1998, 1999 and 2000 stock option plans (excluding exchanged shares) been determined using the fair value method at the grant dates, the effect on the Company’s net loss and earnings per share for the years ended December 31, 2002, 2001 and 2000 would have been as follows:

	2002	2001	2000
Net loss, as reported	$(40,300)	$(94,088)	$(23,226)
Plus: Stock-based compensation included in reported net loss, net of tax	8,447	10,147	14,796
Less: Stock-based compensation expense under fair value method, net of tax	(22,400)	(18,531)	(19,593)

Pro forma net loss	$(54,253)	$(102,472)	$(28,023)

Basic and diluted net loss per share, as reported	$(0.65)	$(1.58)	$(0.41)
Pro forma basic and diluted net loss per share	$(0.87)	$(1.72)	$(0.50)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during 2002, 2001 and 2000: volatility of 65%, no expected dividend yield; risk-free interest rates of 3.41%, 4.91% and 6.15% in 2002, 2001 and 2000, respectively; and expected lives of five years.

Foreign Currency Translation

Monetary assets and liabilities of the Company’s foreign branch are translated into U.S. dollars at the exchange rate in effect at period-end and nonmonetary assets and liabilities are remeasured at historic exchange rates. Income and expenses are remeasured at the average exchange rate for the period. Transaction gains and losses are reflected in selling, general and administrative expenses in the statement of operations. Transaction gains were approximately $205,000 for the year ended December 31, 2002. Transaction losses were approximately $19,000 and $129,000 for the years ended December 31, 2001 and 2000, respectively.

Management’s Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Comprehensive Income

The Company accounts for comprehensive income under SFAS No. 130, “Reporting Comprehensive Income.” All components of comprehensive income are reported in the financial statements in the period in which they are recognized. The Company’s comprehensive income is comprised of net income and foreign currency translation adjustment.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current year presentation.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations”. SFAS No. 141 requires that all business combinations in the scope of that Statement be accounted for using one method, the purchase method. SFAS No. 141 supersedes APBO No. 16, “Business Combinations”, and SFAS No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises”. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 has not had a material impact on the financial position or results of operations of the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The annual requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and the interim requirements are effective for interim periods beginning after December 15, 2002. The Company does not plan to transition to the fair value method of accounting for its stock-based employee compensation.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material effect on the Company’s results of operations or financial position. The Company has adopted the disclosure provisions as of December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”, or FIN 46. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not anticipate that the adoption of FIN 46 will have a material effect on the Company’s results of operations or financial position.

2.	Restructuring Expenses

During the year ended December 31, 2001, the Company recorded restructuring expenses totaling $41.9 million, consisting of $16.7 million for workforce reduction and related costs and $25.2 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring charges were taken to align the Company’s cost structure with changing market conditions and decreased demand for services.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company leases approximately 600,000 square feet of office space under various operating leases and has identified approximately 300,000 square feet of that space as excess space. During 2001, Digitas recognized $25.2 million in real estate related charges. This represented the Company’s estimate of future obligations under the terms of the leases for the excess space less anticipated income from subleasing activities. In determining this estimate, the Company evaluated its potential to sublease this excess space and its ability to renegotiate various leases at more favorable terms and in some instances obtain relief through relocation of office space.

During 2002, the Company recorded restructuring expenses totaling $47.1 million, consisting of $3.3 million for workforce reduction and related costs and $43.8 million for the consolidation of facilities and abandonment of related leasehold improvements. These charges were taken to further align the Company’s cost structure with changing market conditions and to update estimates originally made in 2001 for current information.

In 2002, the Company determined that it would be unable to dispose of its excess office space in Boston, New York and San Francisco within its original assumptions. As a result, the Company recorded a restructuring expense of $39.2 million to reflect the revised estimate of its expected future obligations under the terms of these leases less anticipated income from subleasing activities. The change in estimate is related to changes in estimated future sublease rates and terms. These sublease estimates, which were made in connection with the Company’s real estate advisers, are based on current and projected conditions in the real estate and economic markets in which the Company has excess office space. In addition, the Company recorded restructuring expenses of $4.6 million for costs related to the closure of its Miami and Salt Lake City facilities, which are included in the 300,000 square feet of excess space.

The Company continues to actively pursue and evaluate its alternatives and is monitoring its restructuring accrual on a quarterly basis to reflect new developments and prevailing economic conditions in the real estate markets in which it leases office space.

As a result of all restructuring activity, which commenced in the second quarter of 2001, the Company has reduced its workforce by approximately 700 employees across all business functions and regions.

The following is a summary of restructuring activity for the years ended December 31, 2002 and 2001:

	Workforce Reduction and Related Costs	Consolidation of Facilities	Total
Accrued restructuring at December 31, 2000	$—	$—	$—
Restructuring expenses 2001	16,689	25,199	41,888
Utilization 2001	(12,982)	(9,346)	(22,328)

Accrued restructuring at December 31, 2001	3,707	15,853	19,560
Restructuring expenses 2002	3,311	43,803	47,114
Utilization 2002	(5,530)	(10,756)	(16,286)

Accrued restructuring at December 31, 2002	$1,488	$48,900	$50,388

For the years ended December 31, 2002 and 2001, cash expenditures related to restructuring activities were $15.3 million and $18.9 million, respectively. As of December 31, 2002, total remaining cash expenditures related to restructuring activities were $41.7 million. Approximately $9.7 million in cash expenditures are expected in fiscal 2003, and the remaining cash expenditures of approximately $32.0 million, primarily related to real estate rental obligations, are expected over the next ten years.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Fixed Assets

Fixed assets consist of the following:

	December 31,
	2002	2001
Furniture and fixtures	$16,429	$16,357
Computer equipment and software	37,458	41,068
Leasehold improvements	22,860	22,450
Capital leases	2,668	2,681

	79,415	82,556
Less accumulated depreciation	(48,523)	(41,931)

	$30,892	$40,625

Depreciation expense for the years ended December 31, 2002, 2001, and 2000 was approximately $11,974,000, $14,242,000 and $9,762,000, respectively.

4.	Goodwill

Goodwill consists of the following:

	December 31,
	2002	2001
Goodwill	$171,726	$171,726
Less accumulated amortization	(73,596)	(73,596)

	$98,130	$98,130

Amortization of goodwill for each of the years ended December 31, 2001 and 2000 was approximately $24,532,000. Effective January 1, 2002, with the adoption of SFAS No. 142, the Company no longer amortizes goodwill.

5.	Other Intangible Assets

Other intangible assets consist of the following:

	December 31,
	2002	2001
Favorable leases	$4,234	$4,234
Less accumulated amortization	(2,823)	(2,117)

	$1,411	$2,117

Amortization of other intangible assets for the years ended December 31, 2002, 2001 and 2000 was approximately $706,000, $706,000, and $12,155,000, respectively. Other intangible assets during the year ended December 31, 2000 also included assembled workforce, which was fully amortized by the end of that year and the cost and related accumulated amortization written off. Amortization expense for the years ended December 31, 2003 and 2004 is expected to be $706,000 per year.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Accrued Compensation

Accrued compensation consists of the following:

	December 31,
	2002	2001
Accrued bonus	$11,500	$5,500
Other accrued compensation	6,249	5,799

	$17,749	$11,299

7.	Debt

Term Loan

In March 2000 the Company completed an initial public offering. A portion of the proceeds was used to retire a $68,505,000 term loan balance due December 2004. This early extinguishment of debt resulted in an extraordinary loss of $1,653,000 (net of a tax benefit of $175,000), which is included in the statement of operations for the year ended December 31, 2000.

Credit Agreements

Effective September 2001, the Company amended its existing credit facility originally dated July 25, 2000. The amended agreement allows the Company to borrow up to $20 million, less any amounts committed under outstanding standby letters of credit. The credit facility expires on July 25, 2003. Amounts borrowed under the revolving credit facility bear interest at either the Prime Rate or at a Eurocurrency rate plus an applicable margin of 2.50%—3.00%, depending on the Company’s leverage ratio. Additionally, the Company is required to pay a commitment fee of 0.25% of the average daily unused amount of the revolving credit. Effective September 2002, the Company further amended its credit facility. This amendment changed certain restrictive financial covenants, which include a maximum leverage ratio, a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) level, a minimum tangible net worth, a maximum leverage ratio, a minimum liquidity level, and a maximum annual capital expenditure level. As of December 31, 2002, the Company was in compliance with all of its covenants. Borrowings under the credit facility are secured by substantially all the assets of the Company.

At December 31, 2002, the Company had no borrowings under the revolving credit facility and approximately $11.7 million outstanding under standby letters of credit, leaving $8.3 million available for future borrowings. As described in Note 17, the credit facility was amended in February 2003.

Notes Payable, Tenant Allowances

Since 1995, the Company has received tenant allowances, which are required to be reimbursed to the landlord through 2005. Interest expense recognized in relation to these notes amounted to $94,000, $116,000, and $136,000, for the years ended December 31, 2002, 2001 and 2000, respectively.

8.	Shareholders’ Equity

Common Stock

On March 14, 2000, the Company successfully completed its initial public offering of common stock. The Company sold 6,200,000 shares of common stock in the initial public offering for approximately $148.8 million

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

less issuance costs of $14.1 million. Additionally, the par value of the Company’s common stock was changed from zero to $0.01 per share.

Stock Split

On February 10, 2000, the Board of Directors approved a 2-for-1 stock split of the Company’s common stock. All share and per share amounts have been restated to reflect the split.

Stock Repurchase Program

In June 2002, the Board of Directors authorized the repurchase of up to $20 million of common stock under its common stock repurchase program. During the year ended December 31, 2002, the Company repurchased 666,000 shares of common stock at an average price of approximately $3.04 for an aggregate purchase price of approximately $2,028,000.

9.	Stock-Based Compensation

Common Stock Options

Effective January 1, 1999, the date of the recapitalization, the Board of Directors adopted the 1998 option plan (the “1998 Plan”). The 1998 Plan authorized the grant of (i) 17,126,644.8 rollover options, which were granted in exchange for the cancellation of stock appreciation rights and stock options held by officers, directors and employees under stock plans in place prior to the recapitalization, and (ii) an additional 11,744,700 options that were not rollover options. In September 1999, the Board of Directors amended the plan to decrease the number of non-rollover options that could be granted under the plan to 10,152,000 shares. All shares of common stock underlying non-rollover options granted under the 1998 Plan that are forfeited or cancelled are added to the shares of common stock available for issuance under the Digitas Inc. 2000 Stock Option and Incentive Plan.

All options granted under the 1998 Plan were non-qualified stock options. Grants under the 1998 Plan were made to employees and non-employee directors, consultants and independent contractors. A committee of the Board of Directors administers the 1998 plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.

Each rollover option was immediately exercisable as of the date of grant and has an exercise price equal to the base value of the stock appreciation rights or the exercise price of the stock options, as applicable, from which the options were converted. All other options granted under the 1998 Plan are generally subject to a five-year vesting schedule pursuant to which the options vest in equal annual installments on the third, fourth and fifth anniversaries of the grant date. In addition, all options other than rollover options must have a per share exercise price equal to or greater than the fair market value of a share of the Company’s common stock as of the grant date, as determined by the Board of Directors or a committee of such Board. All options granted under the 1998 Plan terminate on the tenth anniversary of the grant date. Vested options may be exercised for specified periods after the termination of the optionee’s employment or other service relationship with the Company or its affiliates.

In September 1999, the Board of Directors adopted the 1999 Option Plan (the “1999 Plan”), which initially allowed for the grant of up to 13,592,700 shares of common stock. All common stock shares underlying options granted under the 1999 Plan that are forfeited or cancelled are added to the shares of common stock available for issuance under the Digitas Inc. 2000 Stock Option and Incentive Plan.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Grants under the 1999 Plan may be made to employees and non-employee directors, consultants and independent contractors who contribute to the management, growth and profitability of the Company’s business or its affiliates. A committee of the Board of Directors administers the 1999 Plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.

Non-qualified stock options granted under the 1999 Plan may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Under the 1999 Plan, incentive stock options and non-qualified stock options are generally subject to a four-year vesting schedule pursuant to which the options vest 25% on the first anniversary of the grant date and an additional 6.25% on each consecutive three-month period thereafter. The options generally terminate on the tenth anniversary of the grant date. In addition, vested options may be exercised for specified periods after the termination of the optionee’s employment or other service relationship with the Company or its affiliates.

Effective December 1999, the Board of Directors adopted the Digitas Inc. 2000 Stock Option and Incentive Plan (the “2000 Plan”). The 2000 Plan initially allowed for the grant of up to 7,718,200 shares of common stock. In May 2001, the Company’s shareholders and Board of Directors approved an additional 15,000,000 shares of common stock for grant under the 2000 Plan. In addition, all common stock shares underlying non-rollover options granted under the 1998 Plan and options granted under the 1999 Plan that are cancelled or forfeited are added to the shares of common stock available for issuance under the 2000 Plan.

Grants under the 2000 Plan may be made to employees and non-employee directors, consultants and independent contractors who contribute to the management, growth and profitability of the Company’s business or its affiliates. A committee of the Board of Directors administers the 2000 Plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.

Non-qualified stock options granted under the plan may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Under the 2000 Plan, incentive stock options and non-qualified stock options are generally subject to a four-year vesting schedule pursuant to which the options vest 25% on the first anniversary of the grant date and an additional 6.25% on each consecutive three-month period thereafter. The options generally terminate on the tenth anniversary of the grant date. In addition, vested options may be exercised for specified periods after the termination of the optionee’s employment or other service relationship with the Company or its affiliates.

As of December 31, 2002, 16,640,606 shares of common stock were available for future grant and 47,762,026 shares of common stock were reserved for future issuance under the Company’s option plans.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes stock option activity under the 1998, 1999 and 2000 Plans:

	Year Ended December 31,
	2002		2001		2000
	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Options outstanding at beginning of period	32,602,534	$3.56	30,291,626	$3.79	28,308,972	$2.66
Options granted	2,439,310	4.16	9,325,490	4.24	4,551,458	11.82
Options exercised	(2,060,985)	1.47	(2,268,397)	1.32	(1,015,330)	1.08
Options canceled	(1,859,439)	6.71	(4,746,185)	6.13	(1,553,474)	8.55

Options outstanding at end of period	31,121,420	$3.55	32,602,534	$3.56	30,291,626	$3.79

Weighted average fair value of options granted during the year at fair market value		$2.38		$2.62		$8.40
Weighted average fair value of options granted during the year below fair market value						$14.21

	Options Outstanding			Options Exercisable
Range of exercise price	Number outstanding at December 31, 2002	Weighted-average remaining contractual life (in years)	Weighted- average exercise price	Number exercisable at December 31, 2002	Weighted- average exercise price
$0.94 - $2.19	9,389,036	5.8	$1.17	9,313,993	$1.17
$2.40 - $3.10	12,144,485	6.8	2.71	4,867,386	2.69
$3.26 - $4.95	4,069,836	8.2	4.37	1,884,939	4.71
$5.35 - $8.74	1,528,118	8.3	5.59	1,093,267	5.56
$8.75 - $8.97	3,314,958	6.6	8.76	2,439,075	8.76
$12.50 - $16.88	433,987	7.3	15.14	239,219	15.04
$18.00 - $24.00	241,000	7.5	18.51	135,587	18.51

$0.94 - $24.00	31,121,420	6.8	$3.55	19,973,466	$3.32

In addition to the recapitalization, during 2000 and 1999, the Company issued 2,438,000 and 8,360,000 stock options, respectively, to employees at exercise prices ranging from $2.52 to $8.75, which at the time of the grant were below the fair market value of the Company’s common stock. As a result of these option grants, the Company has recorded deferred compensation expense, which represents the aggregate difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes for grants to employees. These amounts are recognized as compensation expense over the vesting period of the underlying stock options. The Company recorded compensation expense of $8.4 million, $10.1 million and $14.8 million, respectively, during the years ended December 31, 2002, 2001 and 2000, related to these options.

Common Stock Warrants

During the year ended December 31, 1999, the Company issued warrants to purchase 900,000 shares of common stock at an exercise price of $2.52 per share. Subsequently, during the same year, the Board of Directors

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

authorized the Company to repurchase warrants to purchase 120,000 of these shares. The remaining warrants are fully exercisable and expire in January 2009.

10.	Income Taxes

The components of loss before income taxes and the provision for income taxes are as follows:

	December 31,
	2002	2001	2000
Loss before income taxes	$(40,100)	$(93,940)	$(19,957)
Benefit from (provision for) income taxes Federal
Current	(14,039)	(27,261)	(6,080)
Deferred	12,883	29,923	4,788

Total federal	(1,156)	2,662	(1,292)
State
Current	(2,007)	(4,697)	(2,195)
Deferred	2,963	1,887	1,871

Total state	956	(2,810)	(324)

Provision for income taxes	$(200)	$(148)	$(1,616)

The reconciliation of income tax computed at statutory rates to the effective rate is as follows:

	December 31,
	2002	2001	2000
United States statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	4.5	4.8	5.0
Goodwill and other permanent differences	(0.3)	7.0	(11.4)
Change in valuation allowance	(39.7)	(47.0)	(35.6)

Effective tax rate	(0.5)%	(0.2)%	(7.0)%

The tax effects of temporary differences that give rise to a significant portion of the deferred income tax assets (liabilities), net, are as follows:

	December 31,
	2002	2001
Deferred tax assets:
Amortization of intangibles	$20,962	$24,805
Accrued expenses	7,636	4,973
Stock-based compensation	15,772	12,376
Allowance for doubtful accounts	380	447
Depreciation	999	836
Restructuring charge	19,251	7,863
Net operating loss carryforward	15,169	12,970

Total deferred tax assets	80,169	64,270

Net deferred tax asset	80,169	64,270
Valuation allowance	(79,969)	(64,122)

Total	$200	$148

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At December 31, 2002 the Company has available federal and various state net operating loss carryforwards of approximately $37,000,000 beginning to expire in 2020. At December 31, 2002, a full valuation allowance has been recorded.

The December 31, 2001 deferred tax assets have been grossed up to recognize the tax consequences associated with the increase to the net operating loss carryforward of approximately $9,000,000. These amounts are fully reserved and accordingly have no impact on the financial statements.

A receivable of approximately $293,000 and $5,600,000 related to the carryback of 2001 losses is included in other current assets at December 31, 2002 and 2001, respectively.

11.	Employee Benefit Plans

Effective December 1999, the Board of Directors and shareholders adopted the 2000 Employee Savings Plan (the “2000 Savings Plan”). This plan provides for a discretionary Company match of employee contributions, up to 4%, subject to certain IRS restrictions. For the years ended December 31, 2002, 2001 and 2000, the Company incurred approximately $0.8 million, $2.4 million and $3.2 million, respectively, representing matching contributions and administrative expenses related to the 2000 Savings Plan. In addition, the Company has an employee stock purchase plan, under which a total of up to 2,200,000 shares of common stock are authorized to be sold to participating employees. Participating employees may purchase shares of common stock at 85% of the stock’s fair market value at the beginning or end of an offering period, whichever is lower, through payroll deductions in an amount not to exceed 10% of an employee’s base compensation.

12.	Related Party Transactions

During the year ended December 31, 2001, the Company provided approximately $52,000 in services to a client whose chairman and founder is a current director of Digitas and shareholder of greater than ten percent of the Company’s outstanding common stock. All services were provided to this company at arms-length business terms.

13.	Financial Instruments and Risk Management

Prior to the initial public offering, the Company entered into interest rate swap agreements to fix interest rates on portions of existing long-term debt and to mitigate the effect of changes in interest rates on earnings. The Company entered into separate agreements on February 22 and 24, 1999, each for a notional amount of $20.0 million and each having a maturity date of February 2001. Under the terms of the agreements, the Company locked in fixed rates of 5.36% and 5.30% on the notional amounts and the Company compensated the financial institution or was compensated by the financial institution for the differential between the fixed rates and the current LIBOR rate. Through March 14, 2000, the interest rate differential payable or receivable on the agreements was recognized on an accrual basis as an adjustment to interest expense. Immediately following the initial public offering, the Company repaid the entire outstanding term loan balance with the bank. As a result, the interest rate swap agreements were no longer considered necessary as a hedge. These interest rate swap

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

agreements were terminated in April 2000 at a total value of $447,000. A realized gain on investments of $447,000 is included in the statement of operations for the year ended December 31, 2000.

14.	Segments and Related Information

The Company manages its business as one segment. Accordingly, the financial information disclosed in these financial statements represents the material financial information related to the Company’s single operating segment.

The Company attempts to limit its concentration of credit risk by securing clients with significant assets or liquidity. While the Company enters into written agreements with its clients, such contracts are typically terminable between 30 and 90 days notice. Management believes a loss of any one of its significant clients or any significant reduction in the use of its services by a major client could have a material adverse effect on the Company’s business, financial condition and results of operations. During the years ended December 31, 2002, 2001 and 2000, the Company’s top ten clients represent 78%, 74% and 85%, respectively, of the Company’s total fee revenue. The table below summarizes customers that individually comprise greater than 10% of the Company’s fee revenue.

	Customer
	A	B	C
2002	12%	18%	23%
2001	*	19%	20%
2000	*	19%	16%
*	Less than 10% in year presented

15.	Commitments and Contingencies

Capitalized Leases

The Company has certain noncancelable leases to finance telephone equipment, copier equipment and software. The total capitalized cost of the assets subject to capital leases was approximately $2,668,000 and $2,681,000 with accumulated amortization of approximately $2,273,000 and $1,663,000 as of December 31, 2002 and 2001, respectively.

Other Lease Obligations

The Company leases office facilities and certain office equipment under cancelable and noncancelable operating lease agreements expiring at various dates through July 2015. Certain of the facility leases contain renewal options and escalation clauses.

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company leases office space under noncancelable operating leases. Rent expense, including amounts described above, consisting of minimum lease payments under noncancelable operating leases amounted to approximately $10,362,000, $14,936,000, and $13,713,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Portions of the Company’s space are sublet to other tenants under leases expiring during the next one to ten years. For the years ended December 31, 2002, 2001 and 2000, the Company’s rent expense was partially offset by tenant income of approximately $1,900,000, $800,000, and $119,000, respectively. The future minimum rental payments required under capital and operating leases as of December 31, 2002 are as follows:

	Capital Leases	Operating Leases
2003	$284	$23,275
2004	—	23,498
2005	—	23,279
2006	—	11,554
2007	—	10,787
Thereafter	—	36,279

Total minimum rental payments required	284	$128,672

Less amount representing interest	(8)

Present value of net minimum lease payments	276
Less current maturities	(276)

Long-term obligations, capital lease	$—

Minimum payments have not been reduced by minimum sublease income of $16,179,000 due in the future under noncancelable subleases.

16.	Legal Proceedings

From time to time, the Company may be involved in various claims and legal proceedings arising in the ordinary course of business. The Company believes it is not currently a party to any such claims or proceedings, which, if decided adversely to it, would either individually or in the aggregate have a material adverse effect on the Company’s business, financial condition or results of operations.

The Company is a party to stockholder class action law suits filed in the United States District Court for the Southern District of New York. Between June 26, 2001 and August 16, 2001, several stockholder class action complaints were filed in the United States District Court for the Southern District of New York against the Company, several of its officers and directors, and five underwriters of its initial public offering (the “Offering”). The purported class actions are all brought on behalf of purchasers of the Company’s common stock since March 13, 2000, the date of the Offering. The plaintiffs allege, among other things, that the Company’s prospectus, incorporated in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose that the underwriters had engaged in conduct designed to result in undisclosed and excessive underwriters’ compensation in the form of increased brokerage commissions and also that this alleged conduct of the underwriters artificially inflated the Company’s stock price in the period after the Offering. The plaintiffs claim violations of Sections 11, 12 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission and seek, among other things, damages, statutory compensation and costs of litigation. Effective October 9, 2002, the claims against the Company’s officers and

DIGITAS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

directors were dismissed without prejudice. Effective February 19, 2003, the Section 10(b) claims against the Company were dismissed. The Company believes that the remaining claims against it are without merit and intends to defend them vigorously. Management currently believes that resolving these matters will not have a material adverse impact on the Company’s financial position or its results of operations; however, litigation is inherently uncertain and there can be no assurances as to the ultimate outcome or effect of these actions.

17.	Subsequent Events

On February 25, 2003, the Company announced that it commenced a self-tender offer to purchase up to 6,426,735 shares of its common stock at a purchase price of $3.89 per share, for an aggregate purchase price of up to approximately $25 million. The offer expires March 25, 2003, unless the Company extends the offer. If more than 6,426,735 shares are tendered, the Company will purchase shares from each tendering shareholder on a pro rata basis. All shares tendered but not repurchased by the Company will be returned promptly to the shareholder.

Concurrently, the Company executed a fourth amendment to its credit facility originally dated July 25, 2000. The amendment extended the expiration date of the credit facility from July 25, 2003 to February 23, 2006.

DIGITAS INC.

FINANCIAL STATEMENT SCHEDULE

Schedule II: Valuation and Qualifying Accounts

(in thousands)

Allowance for Doubtful Accounts	Balance at Beginning of Period	Charged to Expense	Write-offs	Balance at End of Period
Year ended December 31, 2000	$1,053	$609	$243	$1,419
Year ended December 31, 2001	$1,419	$2,557	$1,767	$2,209
Year ended December 31, 2002	$2,209	$—	$1,265	$944

DIGITAS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

(unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$48,330	$68,827
Accounts receivable, net of allowance for doubtful accounts of $906 and $944 at March 31, 2003 and December 31, 2002, respectively	28,796	34,920
Accounts receivable, unbilled	16,952	17,986
Prepaid expenses and other current assets	4,557	5,029

Total current assets	98,635	126,762
Fixed assets, net	28,527	30,892
Goodwill, net	98,130	98,130
Intangible assets, net	1,235	1,411
Other assets	2,324	2,054

Total assets	$228,851	$259,249

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$6,609	$17,092
Current portion of long-term debt	261	255
Billings in excess of cost and estimated earnings on uncompleted contracts	23,520	24,685
Accrued expenses	9,749	7,842
Accrued compensation	19,730	17,749
Accrued restructuring	11,691	11,117
Capital lease obligations	125	276

Total current liabilities	71,685	79,016
Long-term debt, less current portion	495	563
Accrued restructuring, long-term	35,939	39,271
Other long-term liabilities	350	315

Total liabilities	108,469	119,165

Shareholders’ equity:
Preferred shares, $.01 par value per share; 25,000,000 shares authorized and none issued and outstanding at March 31, 2003 and December 31, 2002	—	—
Common shares, $.01 par value per share, 175,000,000 shares authorized; 57,381,148 and 62,510,919 shares issued and outstanding at March 31, 2003 and December 31, 2002, respectively	574	625
Additional paid-in capital	322,096	346,898
Accumulated deficit	(195,010)	(197,642)
Cumulative foreign currency translation adjustment	(107)	(62)
Deferred compensation	(7,171)	(9,735)

Total shareholders’ equity	120,382	140,084

Total liabilities and shareholders’ equity	$228,851	$259,249

The accompanying notes are an integral part of these financial statements.

DIGITAS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2003	2002
Revenue:
Fee revenue	$52,260	$49,558
Pass-through revenue	26,898	19,431

Total revenue	79,158	68,989
Operating expenses:
Professional services costs	30,588	29,410
Pass-through expenses	26,898	19,431
Selling, general and administrative expenses	16,948	17,263
Stock-based compensation	1,825	2,077
Amortization of intangible assets	176	176

Total operating expenses	76,435	68,357
Income from operations	2,723	632
Other income (expense):
Interest income	230	220
Interest expense	(134)	(139)
Other miscellaneous income (expense)	2	(2)

Income before provision for income taxes	2,821	711
Provision for income taxes	(189)	—

Net income	$2,632	$711

Net income per share:
Basic	$0.04	$0.01
Diluted	$0.04	$0.01
Weighted-average common shares outstanding:
Basic	63,166	61,411
Diluted	69,157	70,456

The accompanying notes are an integral part of these financial statements.

DIGITAS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(unaudited)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net income.	$2,632	$711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,651	3,613
Stock-based compensation	1,825	2,077
Changes in operating assets and liabilities:
Accounts receivable	6,119	5,801
Accounts receivable, unbilled	1,015	(3,797)
Other current assets	465	277
Other assets	(290)	(85)
Accounts payable	(10,480)	(5,216)
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,150)	4,285
Accrued expenses	1,921	(147)
Accrued compensation	1,981	2,429
Accrued restructuring	(2,330)	(4,996)
Other long-term liabilities	35	—

Net cash provided by operating activities	4,394	4,952
Cash flows from investing activities:
Purchase of fixed assets	(564)	(335)

Net cash used in investing activities	(564)	(335)
Cash flows from financing activities:
Principal payments under capital lease obligations	(151)	(192)
Payment of note payable, tenant allowances	(62)	(56)
Proceeds from issuance of common stock	1,819	2,008
Repurchase of common stock, including transaction costs	(25,933)	—

Net cash provided by (used in) financing activities	(24,327)	1,760
Effect of exchange rate changes on cash and cash equivalents	—	(47)

Net increase (decrease) in cash and cash equivalents	(20,497)	6,330
Cash and cash equivalents, beginning of period	68,827	46,473

Cash and cash equivalents, end of period	$48,330	$52,803

Supplemental disclosure of cash flow information:
Cash paid for taxes	$302	$673
Cash paid for interest	111	110

The accompanying notes are an integral part of these financial statements.

DIGITAS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared by Digitas Inc. (the “Company”) in accordance with generally accepted accounting principles. They do not include all of the information and footnotes required for complete financial statements and should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2002 included in the Company’s Annual Report on Form 10-K for that period. The accompanying unaudited financial statements reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results of operations for the interim periods presented. The results for these periods are not necessarily indicative of the results for any future reporting period, including the fiscal year. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ from these estimates.

Monetary assets and liabilities of the Company’s foreign branch are translated into U.S. dollars at the exchange rate in effect at period-end and nonmonetary assets and liabilities are remeasured at historical exchange rates. Income and expenses are remeasured at the average exchange rate for the period. Transaction gains and losses are reflected in selling, general and administrative expenses in the statement of operations.

2.	Net Income and Loss Per Share

Basic and diluted earnings per share are computed in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share.” SFAS No. 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

For the three months ended March 31, 2003 and 2002, the share numbers used in computing diluted earnings per share include the weighted average number of common shares outstanding plus 5,991,509 and 9,045,823 dilutive common equivalent shares outstanding, respectively, consisting of stock options and warrants.

3.	Comprehensive Income

The Company accounts for comprehensive income under SFAS No. 130, “Reporting Comprehensive Income.” Comprehensive income is summarized below (in thousands):

	Three Months Ended March 31,
	2003	2002
Net income	$2,632	$711
Change in cumulative foreign currency translation adjustment	(45)	(224)

Comprehensive income	$2,587	$487

The components of other comprehensive income are cumulative foreign currency translation adjustments of ($107,000) and ($62,000) at March 31, 2003 and December 31, 2002, respectively.

DIGITAS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Restructuring and Related Charges

The following is a summary of restructuring activity since December 31, 2002:

	Accrued Restructuring at December 31, 2002	Utilization 2003	Accrued Restructuring at March 31, 2003
Workforce reduction and related costs	$1,488	$(263)	$1,225
Consolidation of facilities	48,900	(2,495)	46,405

Total	$50,388	$(2,758)	$47,630

During the year ended December 31, 2001, the Company recorded restructuring expenses totaling $41.9 million, consisting of $16.7 million for workforce reduction and related costs and $25.2 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring charges were taken to align the Company’s cost structure with changing market conditions and decreased demand for services.

During the year ended December 31, 2002, the Company recorded restructuring expenses totaling $47.1 million, consisting of $3.3 million for workforce reduction and related costs and $43.8 million for the consolidation of facilities and abandonment of related leasehold improvements. These charges were taken to further align the Company’s cost structure with changing market conditions and to update estimates originally made in 2001 for current information.

The Company leases approximately 600,000 square feet of office space under various operating leases and has identified approximately 300,000 square feet of that space as excess space. During 2001, Digitas recognized $25.2 million in real estate related charges. This represented the Company’s estimate of future obligations under the terms of the leases for the excess space less anticipated income from subleasing activities. In determining this estimate, the Company evaluated its potential to sublease this excess space and its ability to renegotiate various leases at more favorable terms and in some instances obtain relief through relocation of office space.

During the third quarter of 2002, the Company determined that it would be unable to dispose of its excess office space in Boston, New York and San Francisco within its original assumptions. As a result, the Company recorded a restructuring expense of $39.2 million to reflect the revised estimate of its expected future obligations under the terms of these leases less anticipated income from subleasing activities. The change in estimate is related to changes in estimated future sublease rates and terms. These sublease estimates, which were made in connection with the Company’s real estate advisers, are based on current and projected conditions in the real estate and economic markets in which the Company has excess office space. In addition, the Company recorded real estate related restructuring expenses of $4.6 million for costs related to the closure of its Miami and Salt Lake City facilities, which are included in the 300,000 square feet of excess space.

The Company continues to actively pursue and evaluate its alternatives and is monitoring its restructuring accrual on a quarterly basis to reflect new developments and prevailing economic conditions in the real estate markets in which it leases office space.

As a result of all restructuring activity, which commenced in the second quarter of 2001, the Company has reduced its workforce by approximately 700 employees across all business functions and regions.

For the quarter ended March 31, 2003, cash expenditures related to restructuring activities were $2.4 million. As of March 31, 2003, total remaining cash expenditures related to restructuring activities were $39.1 million. Approximately $2.1 million in cash expenditures are expected in the second quarter of 2003, and the remaining cash expenditures of approximately $37.0 million, primarily related to real estate rental obligations, are expected to be made over the next nine years.

DIGITAS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Debt

Effective February 24, 2003, the Company executed a fourth amendment to its credit facility originally dated July 25, 2000. The amendment extended the expiration date of the credit facility from July 25, 2003 to February 23, 2006. In addition, the amendment changed certain restrictive financial covenants, including minimum EBITDA, minimum net income, the fixed charge coverage ratio, the ratio of total funded indebtedness to EBITDA, and the maximum leverage ratio.

6.	Stock Repurchase Program

In June 2002, the Board of Directors authorized the repurchase of up to $20 million of common stock under its common stock repurchase program. During the year ended December 31, 2002, the Company repurchased approximately $2,028,000 of its common stock. No shares were repurchased under this program for the three months ended March 31, 2003.

7.	Self-Tender Offer

In March 2003, the Company completed a self-tender offer to purchase 6,426,735 shares of its common stock at a purchase price of $3.89 per share for an aggregate purchase price of $25.0 million. All shares repurchased were immediately retired. Transaction costs related to the repurchase were $933,000.

8.	Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with the provisions of APBO No. 25 as interpreted by FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25,” (“FIN 44”) and presents the pro forma disclosures required by SFAS No. 123 as amended by SFAS No. 148.

Had compensation cost for the 1998, 1999 and 2000 stock option plans (excluding exchanged shares) been determined using the fair value method at the grant dates, the effect on the Company’s net income and earnings per share for the quarters ended March 31, 2003 and 2002 would have been as follows:

	Three Months Ended March 31,
	2003	2002
Net income, as reported	$2,632	$711
Plus: Stock-based compensation included in reported net loss, net of tax	1,825	2,077
Less: Stock-based compensation expense under fair value method, net of tax	(5,173)	(8,305)

Pro forma net loss	$(716)	$(5,517)

Basic and diluted net income per share, as reported	$0.04	$0.01
Pro forma basic and diluted net loss per share	$(0.01)	$(0.09)

9.	Legal Proceedings

The Company is a party to stockholder class action law suits filed in the United States District Court for the Southern District of New York. Between June 26, 2001 and August 16, 2001, several stockholder class action complaints were filed in the United States District Court for the Southern District of New York against the Company, several of its officers and directors, and five underwriters of its initial public offering (the “Offering”).

DIGITAS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purported class actions are all brought on behalf of purchasers of the Company’s common stock since March 13, 2000, the date of the Offering. The plaintiffs allege, among other things, that the Company’s prospectus, incorporated in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose that the underwriters had engaged in conduct designed to result in undisclosed and excessive underwriters’ compensation in the form of increased brokerage commissions and also that this alleged conduct of the underwriters artificially inflated the Company’s stock price in the period after the Offering. The plaintiffs claim violations of Sections 11, 12 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission and seek, among other things, damages, statutory compensation and costs of litigation. Effective October 9, 2002, the claims against the Company’s officers and directors were dismissed without prejudice. Effective February 19, 2003, the Section 10(b) claims against the Company were dismissed. The Company believes that the remaining claims against it are without merit and intends to defend them vigorously. Management currently believes that resolving these matters will not have a material adverse impact on the Company’s financial position or its results of operations; however, litigation is inherently uncertain and there can be no assurances as to the ultimate outcome or effect of these actions.

10.	New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material impact on the financial position or results of operations of the Company.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (“ARB”) No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not anticipate that the adoption of FIN 46 will have a material effect on the Company’s results of operations or financial position.